                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                         Commission file number 0-28608

                                PETSEC ENERGY LTD
                 (Translation of registrant's name into English)

             LEVEL 13, 1 ALFRED STREET, SYDNEY, NSW 2000, AUSTRALIA
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

      Certain statements in this report regarding future expectations and plans of the Company may be regarded as "forward-looking statements" within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company's SEC filings.

Petsec Energy Ltd
  and its Controlled Entities

Directors' Report and
Full Financial Report

Year Ended 31 December 2004

The Secretary
Petsec Energy Ltd
PO Box R204
Royal Exchange NSW 1225
61 (2)9247 4605

The Directors of Petsec Energy Ltd ("Petsec") present the annual financial report of the Company for the year ended 31 December 2004

PRINCIPAL ACTIVITIES

The principal activities of the Company and its controlled entities during the year were oil and gas exploration and production in the Gulf of Mexico, USA and exploration in the Beibu Gulf, China.

OPERATING RESULTS

Petsec increased production by 26.7% to 5.7 billion cubic feet of gas equivalent
(Bcfe) during 2004 principally as a result of the commencement of production in July 2004 from the Company's gas discoveries on the Vermilion 258 leases in the Gulf of Mexico, USA, which supplemented existing production from West Cameron 343/352 leases.

Total revenue increased by 15% to $55.1 million (2003: $47.9m). Whilst average net gas prices of US$5.77 per thousand cubic feet of gas (Mcf) over the year were slightly higher than the previous year (2003: US$ 5.58), revenues were adversely affected by the 12.7% average appreciation of the Australian dollar over the US dollar during the year. Net operating profit after tax was $15.8 million (2003: $22.7m) and basic earnings per share of 13.3 cents (2003: 21.5c)

Net operating cashflows increased 12.7 % to $31.0 million (2003: $27.5m) which together with the proceeds of the December 2003 capital raising of $11.6 million, were largely applied to fund a substantially increased acquisition, exploration and development programme of $39.8 million (2003: $23.5m) which included development of the Vermilion 258/244 leases and exploration onshore Louisiana, and on Block 22/12 in the Beibu Gulf, China.

At the end of the period, Petsec held the equivalent of $12.2 million in cash (2003: $16.8m).

DIVIDENDS

Directors do not recommend the payment of a dividend for the financial year ended 31 December 2004. No dividends were paid during the financial year.

REVIEW OF OPERATIONS

Gulf of Mexico, USA

Petsec Energy achieved net production of 5.6 billion cubic feet (Bcf) of gas and 14,936 barrels of oil in the year from the Company's 75% working interest in the West Cameron 343/352 leases, 83.33% net revenue interest in Vermilion 258 and adjoining leases, and 7% overriding royalty interest in the Ship Shoal 189/191 leases.

Production of gas from the Vermilion 258 lease commenced in July 2004 from the two discovery wells drilled in December 2003 and January 2004. Construction of production facilities at Vermilion 258 was completed in June 2004.

Two development wells were drilled on the Vermilion 258 lease in October 2004 and were brought into production in November 2004 and January 2005 respectively.

A drilling programme of three wells commenced late in 2004 onshore Louisiana. The first well discovered gas and is being completed for production. The second well is drilling ahead.

Beibu Gulf, China

Petsec Energy entered a joint venture in 2002, on Block 22/12 which contained four oil discoveries. The joint venture, in 2002 drilled the Wei 6-12-1 well which discovered nine metres of oil pay, and completed a 3D-seismic survey over the block. The seismic survey identified a number of prospects surrounding the Wei 6.12.1 discovery and to the north of the 12.8.1 oil discovery. The survey also clearly defined the extent of the 12.8.1(West) and 12.8.2 (East) oil discoveries.

In 2004 the joint venture drilled three exploration wells, of which the 12.8.3 well was successful in appraising the 12.8.2 (East field). Pre-feasibility studies were concluded on the 12.8 West and 12.8 East fields jointly with China National Offshore Oil Company (CNOOC). Feasibility studies have commenced which contemplates a joint development of the 12.8 West field with CNOOC in 2006 and possibly the 12.8 East field in 2007.

CHANGES TO STATE OF AFFAIRS

There were no significant changes to the state of affairs of Petsec during the year.

SIGNIFICANT EVENTS

As at the date of this report, the Directors are not aware of any other matter or circumstance not otherwise dealt with in this report or the consolidated financial statements, that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

DIRECTORS

The names and particulars of the qualifications and experience of each director during or since the financial year are:

TERRENCE N. FERN

Chairman and Managing Director

Member of the Audit Committee and the Nomination and Remuneration Committee

Mr. Fern has been a director since 1987 and has over 30 years of extensive international experience in petroleum and minerals exploration, development and financing. He holds a Bachelor of Science degree from the University of Sydney and has followed careers in both exploration geophysics and natural resource investment. Mr. Fern is also a director of Climax Mining Ltd.

DAVID A. MORTIMER

Non-executive Director

Chairman of the Audit Committee and the Nomination and Remuneration Committee

Mr. Mortimer was appointed to the board in 1985 and has over 35 years of corporate finance experience and was a senior executive of TNT Limited Group from 1973 serving as Finance Director and Chief Executive. He retired as its Chairman in 1997. He is a director of Leighton Holdings Limited, Adsteam Marine Limited, Virgin Blue Holdings Limited, Macquarie Infrastructure Investment Management Ltd, Arrow Pharmaceuticals Ltd and is Deputy Chairman of Australia Post and Chairman of Citect Corporation Limited and Crescent Capital Partners Limited. Mr. Mortimer holds a Bachelor of Economics degree from the University of Sydney.

PETER E. POWER

Non-executive Director

Member of the Audit Committee and the Nomination and Remuneration Committee

Dr. Power joined the board in July 1999 and has over 40 years of experience in petroleum exploration worldwide. Dr. Power has a Bachelor of Science degree from the University of Sydney and gained his doctorate at the University of Colorado, USA. He has served as Chairman of the Australian Petroleum Production and Exploration Association and President of the Australian Geoscience Council. Dr. Power was Managing Director of Ampolex Limited from 1987 to 1996.

DIRECTORS' INTERESTS

The relevant interest of each director in the share capital of Petsec Energy Limited as notified in accordance with section 205(G) of the Corporations Act at the date of this report is as follows:

                                                              Options over
    Director             Ordinary Shares                     Ordinary Shares
-----------------        ---------------                     ---------------
Mr. T.N. Fern                 26,785,989                          Nil
Mr. D.A. Mortimer                610,068                          Nil
Dr. P.E. Power                   225,323                          Nil

MEETINGS OF DIRECTORS

The Board has a formally constituted Audit Committee and a Nomination and Remuneration Committee, of which each director is a member. Both committees are chaired by a non-executive Director. The number of meetings of the Board and Committees held during the year and attendance by directors were as follows:

                                                                                                       Remuneration &
                                         Regular Board     Additional Board      Audit Committee         Nomination
                                           Meetings            Meetings             Meetings         Committee Meetings
Total number held during the year             10                  6                    4                    2

T.N. Fern                                     10                  6                    4                    2
D.A. Mortimer                                 10                  6                    4                    2
P.E. Power                                    10                  6                    4                    2

EVENTS SUBSEQUENT TO BALANCE DATE

No matters or circumstances have arisen since the end of the financial year, which significantly affect or may significantly affect the operations of the consolidated entity.

LIKELY DEVELOPMENTS

The Company has drilled a well in the Onshore Louisiana leases which intersected gas bearing sands and is being completed for production. A second well is drilling ahead. Drilling at Main Pass 19 and other offshore Louisiana leases will be undertaken during 2005. The Moonshine onshore Louisiana 3D seismic survey is expected to be completed during 2005. In China, a feasibility study into development of the 12-8 West oil field at Block 22/12 is expected to be concluded by mid 2005, to be followed by a decision regarding the construction of production facilities.

Information as to other likely developments has not been included in this report because in the opinion of directors it would prejudice the interests of the consolidated entity.

DIRECTORS' AND EXECUTIVES' REMUNERATION

The Nomination and Remuneration Committee reviews the remuneration packages of executive directors and senior executives.

Executive remuneration and other terms of employment are reviewed annually by the Committee having regard to performance against goals set at the start of the year, relevant corporate information and where appropriate independent expert advice.

As well as a base salary, remuneration packages include superannuation, retirement and termination benefits, performance related bonus and fringe benefits. Executives are also eligible to participate in equity based compensation.

Details of the nature and amount of each major element of the remuneration of each director of the Company and executive officer of the Company and the consolidated entity receiving the highest remuneration are:

                                                                                Other         Non-Cash          Other
                                 Base Emoluments   Super-annuation    Bonus    Benefits      Benefits *      Compensation    Total
                                 ---------------   ---------------   --------  --------      ----------      ------------   --------
DIRECTORS
Mr T.N. Fern                                   -                 -          -  $ 16,477               -      $    460,008   $476,485
Mr D.A. Mortimer                 $        50,000   $         4,500          -         -               -                 -   $ 54,500
Dr. P.E. Power                   $        50,000   $         4,500          -         -               -                 -   $ 54,500

EXECUTIVES
Mr R.A. Keogh                    $       218,806                 -   $313,786  $ 17,754      $   24,269                 -   $574,615
  President, Petsec Energy Inc
Mr P Kallenberger                $       219,043                 -   $286,065  $ 17,676      $   22,402                 -   $545,186
   VP, Exploration, PEI
Mr N Fakier                      $       184,214                 -   $243,836  $ 12,528      $   22,402                 -   $462,980
   VP, Operations, PEI
Ms. F.A. Robertson                             -                 -          -  $  1,461               -      $    139,405   $140,866
   Chief Financial Officer
Mr G.H. Fulcher                  $        88,598   $        10,000          -  $ 13,184      $    2,559                 -   $114,341
  Company Secretary

*Represents the imputed value for the year of executive options, calculated in accordance with ASIC guidelines using a Black-Scholes valuation. These values are then adjusted using methodology as set out in AASB 1046 to allow for performance hurdles and vesting periods. In accordance with ASIC Guidelines released on 28 June 2004, the valuation of an option is allocated equally over the period from grant date to vesting date. The following key assumptions have been adopted: risk free rate of return range of 5.05% - 5.525%, volatility of share price range of 49.5% - 86.90%.

SHARE OPTIONS

There are on issue 3,638,000 options over ordinary shares in Petsec Energy Ltd, all of which are employee options exercisable at prices ranging from $0.30 to $1.25 per share expiring at various dates between 1 June 2007 and 31 July 2009 dependent on share price hurdles ranging from $0.40 to $2.75 being achieved on the Australian Stock Exchange at the date of exercise. During the year 640,000 options were exercised, 15,000 options were cancelled and 230,000 options were issued. Since the end of the year no employee options have been exercised.

During or since the end of the financial year, no options were issued to any directors or to any of the five officers of the Company receiving the highest remuneration.

Unissued shares under option

At the date of this report unissued ordinary shares of the Company under option are:

  Expiry date        Exercise price     Number of shares
----------------     --------------     ----------------
1 June 2007              $0.30                 3,020,000
1 December 2007          $0.40                   138,000
1 April 2008             $0.40                    75,000
31 December 2007         $0.82                   175,000
30 November 2008         $0.83                    15,000
1 March 2009             $1.25                    15,000
30 June 2009             $1.00                   150,000
31 July 2009             $1.25                    50,000
                                               ---------
                                               3,638,000
                                               =========

Shares issued on exercise of options

During or since the end of the financial year, the Company issued the following ordinary shares as result of the exercise of options (there were no amounts unpaid on the shares issued):

Number of shares     Amount paid on each share
----------------     -------------------------
     83,000                    $0.41
      7,000                    $0.40
    525,000                    $0.30
     25,000                    $0.82

ENVIRONMENTAL REGULATION

The Company's oil and gas exploration and production activities are subject to significant environmental regulation under U.S. Federal and State legislation and laws and decrees of the People's Republic of China.

The Company is committed to achieving a high standard of environmental performance and compliance with all lease conditions. Directors believe that there was no breach of environmental compliance requirements relating to the Company's activities during the year.

INDEMNIFICATION AND INSURANCE OF OFFICERS

During the year ended 31 December 2004, the Company maintained policies of insurance in respect of directors' and officers' liability. The policies insure persons who are directors or officers of the Company and its controlled entities against certain costs and expenses, which may be incurred by them in defending proceedings and against other liabilities which may arise from their positions. The insured directors and officers are the directors, executive officers and secretaries of the Company and the directors, executive officers and secretaries of controlled entities.

The insurance contracts prohibit the disclosure of particulars of the premiums and the nature of the liabilities insurance.

The Company has entered into Deeds of Indemnity and Access with directors on the terms approved by shareholders. The agreements stipulate that the Company will meet the full amount of any liabilities to another person that might arise from their position (except where the liability arises out of conduct involving a lack of good faith).

No agreements to indemnify directors, officers or auditors have been entered into, nor have any payments in relation to indemnification been made during or since the end of the financial year by the Company. The Company provides the normal indemnities to directors and officers in relation to the work carried out on behalf of or at the request of the Company.

ROUNDING OFF

The Company is a company of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the directors' report and this financial report have been rounded off to the nearest one thousand dollars, unless otherwise indicated.

Signed in accordance with a resolution of the directors,

/T.N.Fern

T.N. Fern, Director
Dated: 23 February 2005

STATEMENTS OF FINANCIAL PERFORMANCE
PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
FOR THE YEAR ENDED 31 DECEMBER 2004

                                                                                 CONSOLIDATED           THE COMPANY
                                                                              2004        2003         2004      2003
                                                                     NOTE     $'000       $'000        $'000    $'000
REVENUE FROM ORDINARY ACTIVITIES
Revenue from sale of oil & gas and royalties                                  54,366      46,951           -         -
Other revenues from ordinary activities                                          763         970       1,164       722
                                                                             -------     -------      ------    ------
TOTAL REVENUE FROM ORDINARY ACTIVITIES                                3       55,129      47,921       1,164       722

EXPENSES FROM ORDINARY ACTIVITIES
Royalties paid                                                                (9,687)     (8,243)          -         -
Lease operating costs                                                         (2,419)     (2,390)          -         -
Dry-hole costs, impairments and abandonments                         4(a)     (1,544)       (164)          -         -
Major maintenance expense                                            4(a)       (806)          -           -         -
Depreciation, depletion and amortisation                             4(b)    (17,138)    (10,062)        (36)      (32)
Net foreign exchange loss                                                          -           -      (1,832)   (5,553)
Employee expenses                                                             (3,346)     (3,147)       (349)     (414)
Borrowing costs                                                                  (43)        (15)          -         -
Net movement in provisions against investments and loans to
controlled entities                                                  4(a)          -           -      34,921         -
Other expenses from ordinary activities                                       (3,834)     (2,719)     (1,722)   (1,793)
                                                                             -------     -------      ------    ------
PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE RELATED INCOME TAX
BENEFIT/(EXPENSE)                                                     4       16,312      21,181      32,146    (7,070)
Income tax benefit/(expense) relating to ordinary activities         6(a)       (489)      1,533        (148)    1,533
                                                                             -------     -------      ------    ------
PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER RELATED INCOME TAX
BENEFIT/(EXPENSE)                                                             15,823      22,714      31,998    (5,537)

NON-OWNER TRANSACTION CHANGES IN EQUITY
Net exchange difference relating to self-sustaining foreign
operations                                                            17      (3,381)     (7,970)          -         -
                                                                             -------     -------      ------    ------
TOTAL CHANGES IN EQUITY FROM NON-OWNER RELATED TRANSACTIONS
ATTRIBUTABLE TO THE MEMBERS OF THE PARENT ENTITY                              12,442      14,744      31,998    (5,537)
                                                                             =======     =======      ======    ======

Basic earnings/(loss) per share                                       7      $ 0.133     $ 0.215

Diluted earnings/(loss) per share                                     7      $ 0.130     $ 0.211
                                                                             =======     =======

The statements of financial performance are to be read in conjunction with the notes to the financial statements set out on pages 4 to 42.

STATEMENTS OF FINANCIAL POSITION
PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
AS AT 31 DECEMBER 2004

                                                               CONSOLIDATED             THE COMPANY
                                                             2004       2003          2004      2003
                                                    NOTE     $'000      $'000         $'000     $'000
CURRENT ASSETS
Cash assets                                           8      12,227      16,770        3,280     11,349
Receivables                                           9       8,940       5,582          762        364
Prepayments                                                   2,590         493           80         29
                                                            -------    --------      -------   --------
TOTAL CURRENT ASSETS                                         23,757      22,845        4,122     11,742
                                                            -------    --------      -------   --------

NON-CURRENT ASSETS
Receivables                                           9           -       2,334       27,922     20,054
Other financial assets                               10         698         464       47,680      6,298
Property, plant and equipment                        11         314         310           82         87
Exploration, development and permit expenditure      12      50,562      28,563            -          -
Deferred tax assets                                 6(c)          -         499            -        163
Other                                                            45           -            -          -
                                                            -------    --------      -------   --------
TOTAL NON-CURRENT ASSETS                                     51,619      32,170       75,684     26,602
                                                            -------    --------      -------   --------
TOTAL ASSETS                                                 75,376      55,015       79,806     38,344
                                                            =======    ========      =======   ========

CURRENT LIABILITIES
Payables                                             13      13,279       8,984          381        347
Share subscriptions received in advance               8           -       9,761            -      9,761
Interest bearing liabilities                         14       1,509         441            -          -
Provisions                                           15          48          51           48         51
                                                            -------    --------      -------   --------
TOTAL CURRENT LIABILITIES                                    14,836      19,237          429     10,159
                                                            -------    --------      -------   --------

NON-CURRENT LIABILITIES
Payables                                             13           -          94       14,959      7,618
Deferred tax liabilities                            6(b)          -          15            -         15
Provisions                                           15       1,039         469          343        334
                                                            -------    --------      -------   --------
TOTAL NON-CURRENT LIABILITIES                                 1,039         578       15,302      7,967
                                                            -------    --------      -------   --------
TOTAL LIABILITIES                                            15,875      19,815       15,731     18,126
                                                            =======    ========      =======   ========
NET ASSETS                                                   59,501      35,200       64,075     20,218
                                                            =======    ========      =======   ========

EQUITY
Contributed equity                                   16     155,979     144,120      155,979    144,120
Reserves                                             17      (5,289)     (1,908)       4,705      4,705
Accumulated losses                                   18     (91,189)   (107,012)     (96,609)  (128,607)
                                                            -------    --------      -------   --------
TOTAL EQUITY                                         19      59,501      35,200       64,075     20,218
                                                            =======    ========      =======   ========

The statements of financial position are to be read in conjunction with the notes to the financial statements set out on pages 4 to 42.

STATEMENTS OF CASH FLOWS
PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
FOR THE YEAR ENDED 31 DECEMBER 2004

                                                                           CONSOLIDATED                       THE COMPANY
                                                                       2004             2003             2004             2003
                                                        NOTE          $'000            $'000            $'000            $'000
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts in the course of operations                             51,608           41,954               90               85
Cash payments in the course of operations                            (21,041)         (14,246)          (2,724)          (2,579)
Interest received                                                        423              218              368              149
Interest paid                                                            (43)             (15)               -                -
Dividend income                                                           19                -                -                -
Income taxes paid                                                          -             (384)               -                -
                                                                     -------          -------           ------           ------
NET CASH PROVIDED BY/(USED IN) OPERATING ACTIVITIES     30(b)         30,966           27,527           (2,266)          (2,345)
                                                                     -------          -------           ------           ------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of:
- Property, plant and equipment                                            9                -                2                -
- Investments                                                              -            1,835                -            1,835
Changes in loans from related parties                                      -                -           (7,813)           1,235
Proceeds received on release of certificates
of deposit                                                             2,881                -                -                -
Payments for:
- Property, plant and equipment                                         (145)            (177)             (33)              (2)
- Exploration, development and permits                               (39,767)         (23,462)               -                -
- Investments                                                           (285)             (20)               -                -
Distribution from investments                                              -              259                -                -
Distribution from bankruptcy trustee                                       -              126                -               95
                                                                     -------          -------           ------           ------
NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES                  (37,307)         (21,439)          (7,844)           3,163
                                                                     -------          -------           ------           ------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of shares                                          2,098            9,816            2,098            9,816
                                                                     -------          -------           ------           ------
NET CASH PROVIDED BY FINANCING ACTIVITIES                              2,098            9,816            2,098            9,816
                                                                     -------          -------           ------           ------

Net (decrease)/increase in cash held                                  (4,243)          15,904           (8,012)          10,634
Cash at the beginning of the year                                     16,770            2,270           11,349              882
Reclassification of certificates of deposit
from cash to current receivables                                           -           (1,206)               -                -
Effect of exchange rate changes on cash
held in foreign currencies                                              (300)            (198)             (57)            (167)
                                                                     -------          -------           ------           ------

CASH AT THE END OF THE YEAR                             30(a)         12,227           16,770            3,280           11,349
                                                                     =======          =======           ======           ======

The statements of cash flows are to be read in conjunction with the notes to the financial statements set out on pages 4 to 42.

PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2004

1.    STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

      The significant accounting policies which have been adopted in the preparation of this financial report are:

(a)   BASIS OF PREPARATION

      The financial report is a general purpose financial report which has been prepared in Australian dollars and in accordance with Australian Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

      It has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or fair values of non-current assets.

      These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy as set out in Note 2, are consistent with those of the previous year.

(b)   PRINCIPLES OF CONSOLIDATION

      The financial statements of the consolidated entity comprise the financial statements of Petsec Energy Ltd (the "Company"), being the parent entity, and its controlled entities.

      Controlled entities
      The financial statements of controlled entities are included in the consolidated financial statements from the date control commenced until the date control ceases.

      Unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

      Joint ventures
      The consolidated entity's interests in unincorporated joint ventures are brought to account by including its proportionate share of joint venture operations' assets, liabilities and expenses and the consolidated entity's revenue from the sale of its share of output on a line-by-line basis, from the date joint control commences to the date joint control ceases.

(c) EXPLORATION LEASES, PERMITS, TITLES, EXPLORATION, EVALUATION AND DEVELOPMENT EXPENDITURE

      Exploration leases, permits and titles relating to an area of interest are included in the financial statements at cost, but are carried forward only to the extent that they are expected to be recouped through successful exploitation, or sale of the area, or where exploration and evaluation activities have not yet reached a stage which permits a reasonable assessment of the existence of economically recoverable reserves and active and significant exploration operations are continuing. The values of exploration leases, permits and titles are reviewed at balance date to determine whether any write-down is necessary. In the event that net undiscounted cash flow is less than the carrying value, an impairment loss is recorded based on estimated fair value, which would consider discounted future net cash flows.

      Exploration, evaluation and development costs are accumulated in respect of each separate area of interest.

      Exploration and development costs relating to an area of interest are carried forward where right of tenure is current and they are expected to be recouped through sale or successful development and exploitation of the area of interest, or where exploration and evaluation activities in the area of interest have not yet reached a stage which permits a reasonable assessment of the existence of economically recoverable reserves.

      Development costs related to an area of interest are carried forward to the extent that they are expected to be recouped either through the sale or successful exploitation of the area of interest. When an area of interest is abandoned or the directors decide that it is not commercial, any accumulated cost in respect of that area are written off in the financial period the decision is made.

PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2004

1.    STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c) EXPLORATION LEASES, PERMITS, TITLES, EXPLORATION, EVALUATION AND DEVELOPMENT EXPENDITURE (CONTINUED)

      At balance date, the amounts of exploration and development expenditure carried forward are reviewed to determine whether any write-downs are necessary. For an area of interest, the assessment is based on the undiscounted pre-tax cash flow estimates for that area of interest. In the event net undiscounted cash flow is less than the carrying value, an impairment loss is recorded based on estimated fair value, which would consider discounted future net cash flows.

(d)   RECOVERABLE AMOUNT OF NON-CURRENT ASSETS VALUED ON A COST BASIS

      The carrying amounts of non-current assets valued on the cost basis, other than permits, exploration and evaluation expenditure carried forward (see
      Note 1(c)), are reviewed to determine whether they are in excess of their recoverable amount at reporting date. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. The write-down is expensed in the reporting period in which it occurs. Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets.

      In assessing recoverable amounts of non-current assets, the relevant cash flows have not been discounted to their present value.

(e)   REHABILITATION

      At balance date, the liabilities, if any, with regard to rehabilitation, including restoration and reclamation, platform removals, plant closures, waste site closures and monitoring are reviewed and the estimated expense provided for. The assessment is based on undiscounted estimates of future costs under current legal requirements and technology. The estimated expense is recognised progressively over the life of each production facility taking into account production output and the amount of economically recoverable reserves.

(f)   EXPENDITURE AMORTISED

      Accumulated lease costs, exploration, evaluation and development expenditures on an area of interest where commercial operations have commenced are amortised over the estimated life of the field using a units-of-production method based on the ratio of actual production to remaining reserves as estimated by independent petroleum engineers.

(g)   DEPRECIATION

      Oil and gas production facilities

      Depreciation is provided on all property, plant and equipment so as to write off the assets progressively over their estimated economic life using a units-of-production method based on the ratio of actual production to remaining reserves as estimated by independent petroleum engineers.

      Other property, plant and equipment

      Depreciation is provided on other property, plant and equipment so as to write off the assets progressively over their estimated useful life using the prime cost method.

      The depreciation rates used in the current and prior year for each class of asset that comprises property, plant and equipment are as follows:

                                                                2004                2003
                                                               -------             -------
Furniture and fittings                                         13 - 20%            13 - 20%
Office equipment                                               27 - 33%            27 - 33%
Leasehold improvements                                         15 - 20%            15 - 20%

      Assets are depreciated from the date of acquisition.

PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2004

1.    STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)   INVESTMENTS AND MARKETABLE EQUITY SECURITIES HELD FOR TRADING

      Controlled entities

      Investments in controlled entities are carried in the Company's financial statements at the lower of cost and recoverable amount. Where applicable, provisions are set aside to recognise diminution in the value of the controlled entities (see Note 1(d)).

      Joint ventures

      The consolidated entity's interest in unincorporated joint ventures is brought to account by including in the respective financial statement classes the amount of:

      - the consolidated entity's interest in each of the individual assets employed in the joint ventures;

      - the liabilities of the consolidated entity in relation to the joint ventures; and

      - the consolidated entity's interest in the revenues and expenses incurred in relation to the joint ventures.

      Other entities

      Investments in other listed entities are measured at the lower of cost and fair value, being the current quoted market prices.

      Investments in other unlisted entities are carried at the lower of cost and estimated recoverable amount.

(i)   REVENUE RECOGNITION

      Revenues are recognised at fair value of the consideration received.

      Sale of goods

      Revenues are recognised when the product is in the form in which it is to be delivered and an actual physical quantity has been provided or allocated to a purchaser pursuant to a contract.

      Revenue from oil and gas royalties is recognised on an accrual basis in accordance with the terms of underlying royalty agreements. Revenue from oil and gas royalties is measured at the fair value of the consideration receivable.

      Interest revenue

      Interest revenue is recognised as it accrues, taking into account the effective yield on the financial asset.

      Sale of non-current assets

      The gross proceeds of non-current asset sales are included as revenue at the date control of the asset passes to the buyer, usually when an unconditional contract of sale is signed.

      The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal (including incidental costs).

      Any related balance in the asset revaluation reserve is transferred to the capital profits reserve on disposal.

      Other revenue

      Revenue is recognised in the period in which the exchange of goods or services occurs.

PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2004

1.    STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)   EMPLOYEE BENEFITS AND DIRECTOR BENEFITS

      Wages, salaries and annual leave

      Liabilities for employee benefits for wages, salaries and annual leave represent present obligations resulting from employees' services provided to reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs, such as workers compensation insurance and payroll tax.

      Long service leave

      The provision for employee benefits to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees' services provided to reporting date.

      The provision is calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates based on turnover history and is discounted using the rates attaching to national government bonds at reporting date which most closely match the terms of maturity of the related liabilities. The unwinding of the discount is treated as long service leave expense.

      Employee incentive plans

      A liability is recognised for employee incentive plans based on a percentage of operating profits. Further information is set out in Note 27.

      Employee share and option plans

      Where shares or options are issued to employees, including directors, as remuneration for past services, the difference between fair value of the shares or options issued and the consideration received if any, from the employee is expensed. The fair value of the shares or options issued is recorded in contributed equity.

      Other shares or options issued to employees, including directors, are recorded in contributed equity at the fair value of consideration received, if any.

      Transaction costs associated with issuing shares and options are recognised in equity subject to the extent of the proceeds received, otherwise expensed. Other administrative costs are expensed.

      Superannuation plan

      The Company and other controlled entities contribute to several defined contribution superannuation plans. Contributions are recognised as an expense as they are made. Further information is set out in Notes 21(d) and 27.

      Director benefits

      The Company provides for directors' retirement benefits based on the number of years' service at the reporting date. All non-executive directors are presently entitled to payments under the scheme which entitles them to a benefit, on retirement, equivalent to the total remuneration received in the past three years.

      In 2003, the Remuneration Committee approved a retirement benefit, for non-executive directors, which increases with length of service after three years up to nine years' service. After three years' service the retirement benefit is equivalent to one year's remuneration. The benefit payable for service beyond three years is pro-rata with length of service so that after nine years of service the maximum benefit equivalent to three years' remuneration is payable.

PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2004

1.    STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)   TAXATION

      The consolidated entity adopts the income statement liability method of tax-effect accounting.

      Income tax expense is calculated on operating profit adjusted for permanent differences between taxable and accounting income. The tax effect of timing differences, which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the statement of financial position as a future income tax benefit or provision for deferred income tax.

      Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt or if relating to tax losses when their realisation is virtually certain.

      Capital gains tax, if applicable, is provided for in establishing period income tax expense when an asset is sold.

      Tax consolidation

      The Company is the head entity in the tax-consolidated group comprising all the Australian wholly owned subsidiaries set out in Note 23. The implementation date for the tax-consolidated group was 1 July 2002. The head entity recognises all of the current and deferred tax assets and liabilities of the tax-consolidated group (after elimination of intra-group transactions).

      The tax-consolidated group has entered into a tax funding agreement that requires wholly owned subsidiaries to make contributions to the head entity for:

      - deferred tax balances recognised by the head entity on implementation date, including the impact of any relevant reset tax cost bases; and

      - current tax assets and liabilities and deferred tax balances arising from external transactions occurring after the implementation of tax consolidation.

      Under the tax funding agreement, the contributions are calculated on a stand-alone basis so that the contributions are equivalent to the tax balances generated by external transactions entered into by wholly owned subsidiaries. The contributions are payable as set out in the agreement and reflect the timing of the head entity's obligations to make payments for tax liabilities to the relevant tax authorities. The assets and liabilities arising under the tax funding agreement are recognised as intercompany assets and liabilities with a consequential adjustment to income tax expense/revenue.

(l)   FOREIGN CURRENCY

      Transactions

      Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at reporting date are translated at the rates of exchange ruling on that date. Exchange differences relating to amounts receivable and payable in foreign currencies are brought to account as exchange gains or losses in the statement of financial performance in the financial year in which the exchange rates change, except where:

      - hedging specific anticipated transactions or net investments in self-sustaining operations

      - relating to amounts payable or receivable in foreign currency forming part of a net investment in a self-sustaining foreign operation. In this case, the exchange difference, together with any related income tax expense/revenue, is transferred to the foreign currency translation reserve on consolidation

      -     relating to the acquisition of qualifying assets (refer to Note
            1(r))

      Translation of controlled foreign operations

      The assets and liabilities of foreign operations, being controlled entities that are self-sustaining, are translated at the rates of exchange ruling at reporting date. Equity items are translated at historical rates. The statements of financial performance are translated at the average rate for the year. Exchange differences arising on translation are taken directly to the foreign currency translation reserve until the disposal, or partial disposal of the operations.

      The balance of the foreign currency translation reserve in relation to an entity that is no longer controlled is transferred to retained earnings in the year in which control ceases.

PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2004

1.    STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)   FOREIGN CURRENCY (CONTINUED)

      Exchange rates used

      The following exchange rates are the exchange rates used in translating foreign currency transactions, balances and financial statements (expressed in Australian dollars).

                AVERAGE          Average         CLOSING          Closing
                 2004             2003            2004             2003
                ------           ------          -------          -------
US Dollar       0.7341           0.6515           0.7784           0.7431

      Exchange differences on foreign currency cash

      The consolidated entity's US dollar cash deposits held in Australia are designated as part of the consolidated entity's net investment in the US self-sustaining foreign operation. Consequently, exchange differences, net of applicable income tax, on these US dollar cash deposits have been reported in the foreign currency translation reserve on consolidation.

(m)   GOODS AND SERVICES TAX

      Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office ("ATO"). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense. Receivables and payables are stated with the amount of GST included.

      The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position. Cash flows are included in the statement of cash flows on a gross basis. The GST component of cash flows arising from investing and financing activities which are recoverable from or payable to the ATO are classified as operating cash flows.

(n)   DERIVATIVES

      The consolidated entity is exposed to changes in interest rates, foreign exchange rates and commodity prices from its operations.

      The consolidated entity enters into derivative financial instruments to manage a portion of its oil and gas price risks. All gains or losses on hedge transactions are brought to account in the statement of financial performance in the same period that the underlying production occurs. Further details of commodity price exposures are disclosed in Note 20 of the financial statements. Derivative financial instruments are not held for speculative purposes.

(o)   RECEIVABLES

      The collectability of debts is assessed at reporting date and specific provision is made for any doubtful debts.

      Trade debtors

      Trade debtors to be settled within 30 to 60 days are carried at amounts due.

PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2004

1.    STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)   PROVISIONS

      A provision is recognised when there is a legal, equitable or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain.

      If the effect is material, a provision (except that relating to rehabilitation) is determined by discounting the expected future cash flows (adjusted for expected future risks) required to settle the obligation at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability, being risk free rates on government bonds most closely matching the expected future payments, except where noted below. The unwinding of the discount is treated as part of the expense related to the particular provision.

      When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the recovery receivable is recognised as an asset when it is probable that the recovery will be received and is measured on a basis consistent with the measurement of the related provision.

      In the statement of financial performance, the expense recognised in respect of a provision is presented net of the recovery. In the statement of financial position, the provision is recognised net of the recovery receivable only when the entity:

      - has a legally recognised right to set-off the recovery receivable and the provision, and

      - intends to settle on a net basis, or to realise the asset and settle the provision simultaneously.

(q)   EARNINGS PER SHARE

      Basic earnings per share ("EPS") is calculated by dividing the net profit attributable to members of the parent entity for the reporting period, by the weighted average number of ordinary shares of the Company, adjusted for any bonus issue.

      Diluted EPS is calculated by dividing the basic EPS earnings, adjusted by the after tax effect of financing costs associated with dilutive potential ordinary shares and the effect on revenues and expenses of conversion to ordinary shares associated with dilutive potential ordinary shares, by the weighted average number of ordinary shares and dilutive potential ordinary shares adjusted for any bonus issue.

(r)   BORROWING COSTS

      Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arrangement of borrowings, including trade creditors and lease finance charges.

      Ancillary costs incurred in connection with the arrangement of borrowings are capitalised and amortised over the life of the borrowings.

      Borrowing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets which take more than 12 months to get ready for their intended use or sale. In these circumstances, borrowing costs are capitalised to the cost of the assets. Where funds are borrowed specifically for the acquisition, construction or production of a qualifying asset, the amount of borrowing costs capitalised is those incurred in relation to that borrowing, net of any interest earned on those borrowings. Where funds are borrowed generally, borrowing costs are capitalised using a weighted average capitalisation rate.

      Exploration and evaluation expenditure carried forward relating to areas of interest which have not reached a stage permitting reliable assessment of economic benefits are not qualifying assets.

(s)   COMPARATIVES

      Where necessary, comparative information has been reclassified to achieve consistency in disclosure with current financial year amounts and other disclosures.

PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2004

1.    STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)   ROUNDING OF AMOUNTS

      The Company is of a kind referred to in Australian Securities and Investments Commission Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the directors' report and this financial report have been rounded off to the nearest one thousand dollars, unless otherwise indicated.

(u)   ACQUISITION OF ASSETS

      All assets acquired, including property, plant and equipment and intangibles other than goodwill, are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition.

      When equity instruments are issued as consideration, their market price at the date of acquisition is used as fair value, except where the notional price at which they could be placed in the market is a better indication of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity subject to the extent of proceeds received, otherwise expensed.

      Where settlement of any part of cash consideration is deferred, the amounts payable are recorded at their present value, discounted at the rate applicable to the consolidated entity if a similar borrowing were obtained from an independent financier under comparable terms and conditions. The unwinding of the discount is treated as interest expense.

      The costs of assets constructed or internally generated by the consolidated entity, other than goodwill, include the cost of materials and direct labour. Directly attributable overheads, and other incidental costs are also capitalised to the asset. Borrowing costs are capitalised to qualifying assets as set out in Note 1(r).

      Expenditure, including that on internally generated assets other than research and development costs, is only recognised as an asset when the entity controls future economic benefits as a result of the costs incurred that are probable and can be measured reliably. Costs attributable to feasibility and alternative approach assessments are expensed as incurred.

(v)   PAYABLES

      Liabilities are recognised for amounts to be paid in the future for goods or services received. Trade payables are normally settled within 7 to 60 days.

(w)   INTEREST BEARING LIABILITIES

      Interest bearing liabilities are recognised at their principal amount. Interest expense is accrued at the contracted rate.

(x)   USE AND REVISION OF ACCOUNTING ESTIMATES

      The preparation of the financial report requires the making of estimations and assumptions that affect the recognised amounts of assets, liabilities, revenues and expenses and the disclosure of contingent liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

      The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

2.    CHANGES IN ACCOUNTING POLICY

      There are no changes in accounting policies for the year ended 31 December 2004.

PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2004

                                                          CONSOLIDATED           THE COMPANY
                                                         2004        2003        2004      2003
                                                        $'000       $'000       $'000     $'000
3. REVENUE FROM ORDINARY ACTIVITIES

   Revenues from sale of oil & gas and royalties       54,366      46,951           -         -
                                                       ------      ------     -------     -----
   OTHER REVENUES
   From operating activities
   Net foreign exchange gain - Realised                   172         129         172       129

   Interest
    - Related parties                                       -           -         532       250
    - Other parties                                       423         218         368       149

   From outside operating activities
   Gross proceeds on sale of non-current
   assets                                                   9           -           2         -
   Distribution from bankruptcy trustee                     -         126           -        95
   Management fee income                                   90          99          90        99
   Sundry income                                           69         398           -         -
                                                       ------      ------     -------     -----
   Total other revenues                                   763         970       1,164       722
                                                       ------      ------     -------     -----
   TOTAL REVENUE FROM ORDINARY ACTIVITIES              55,129      47,921       1,164       722
                                                       ======      ======     =======     =====

4. PROFIT/(LOSS) FROM ORDINARY
   ACTIVITIES BEFORE INCOME TAX EXPENSE

(a)INDIVIDUAL SIGNIFICANT ITEMS INCLUDED IN
   PROFIT/(LOSS) FROM ORDINARY ACTIVITIES
   BEFORE INCOME TAX EXPENSE

   Net movement in provisions against
   investments and loans to controlled
   entities (i)                                             -           -     (34,921)        -

   Net foreign exchange loss - Unrealised                   -           -       1,832     5,553

   Dry-hole costs, impairments and abandonments         1,544         164           -         -

   Major maintenance expense                              806           -           -         -
                                                       ------      ------     -------     -----

(i) During the year, the Company restructured certain investments in and loans to controlled entities to reflect the recoverable value of the net assets of the underlying business.

PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2004

                                                                                     CONSOLIDATED               THE COMPANY
                                                                                  2004         2003          2004         2003
                                                                                 $'000        $'000         $'000        $'000
4.  PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE
    (CONTINUED)

(b) PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE HAS BEEN
    ARRIVED AT AFTER CHARGING/(CREDITING) THE FOLLOWING ITEMS:

    Depreciation of plant & equipment                                               128           86            36           32
    Amortisation of exploration, evaluation & development
    expenditure                                                                  17,010        9,976             -            -
                                                                                -------      -------       -------       ------
    TOTAL DEPRECIATION AND AMORTISATION                                          17,138       10,062            36           32

    Net expense/(credit) from movements in provision for:
     - employee benefits                                                             30          202            30          202
     - rehabilitation                                                               561          135             -            -

    Borrowing costs                                                                  43           15             -            -

    Net loss on disposal of non-current assets:
     - property, plant and equipment                                                  7            -             2            -
                                                                                =======      =======       =======       ======
                                                                                   $            $             $             $
5.  AUDITOR'S REMUNERATION

    AUDIT SERVICES:
        Auditors of the Company
            KPMG Australia
            - audit and review of financial reports                             127,558       95,184       127,558       95,184

           Overseas KPMG Firms:
            - audit and review of financial reports                              22,885       24,816             -            -
    OTHER SERVICES:
        Auditors of the Company
            KPMG Australia
            - other assurance services                                                -          500             -          500
                                                                                -------      -------       -------       ------
                                                                                150,443      120,500       127,558       95,684
                                                                                =======      =======       =======       ======

PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2004

                                                                                     CONSOLIDATED               THE COMPANY
                                                                                  2004         2003          2004         2003
                                                                                 $'000        $'000         $'000        $'000

6.  TAXATION

(a) INCOME TAX EXPENSE
    Prima facie income tax expense/(benefit) calculated
    at 30% (2003: 30%) on the profit/(loss) from ordinary activities              4,894        6,354         9,644       (2,121)

    Increase/(decrease) in income tax expense due to:
      Non-tax deductible (assessable) items                                           1            1       (10,096)       1,592
      Current year tax losses of the Company not brought to
      account                                                                       452          486           452          486
      Recovery of tax losses of foreign subsidiary previously not
      brought to account                                                         (5,347)      (6,841)            -            -
      Reversal of deferred income tax liability relating
       to unrealised foreign exchange gains                                           -       (1,500)            -       (1,500)
      Timing differences brought to account                                           -          (33)            -          (33)
      Timing differences not brought to account                                     489            -           148            -
      Other                                                                           -            -             -           43
                                                                                 ------      -------       -------       ------
    Income tax expense/(benefit) attributable to operating profit                   489       (1,533)          148       (1,533)
                                                                                 ------      -------       -------       ------
    Income tax expense/(benefit) attributable to operating profit is made up of:

      Future income tax benefit                                                     504          (33)          163          (33)
      Deferred income tax liability                                                 (15)      (1,500)          (15)      (1,500)
                                                                                 ------      -------       -------       ------
                                                                                    489       (1,533)          148       (1,533)
                                                                                 ======      =======       =======       ======
(b) DEFERRED TAX LIABILITIES

    Provision for deferred income tax
    Provision for deferred income tax comprises the estimated
    expense at the applicable rate of 30% (2003: 30%) on the
    following items:
      Difference in depreciation and amortisation of
       property, plant and equipment for accounting
       and income tax purposes                                                        -            7             -            7
      Prepayments                                                                     -            8             -            8
                                                                                 ------      -------       -------       ------
                                                                                      -           15             -           15
                                                                                 ------      -------       -------       ------

PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2004

                                                                                             CONSOLIDATED        THE COMPANY
                                                                                           2004        2003      2004    2003
                                                                                          $'000       $'000     $'000   $'000
6.  TAXATION (CONTINUED)

(c) DEFERRED TAX ASSETS

    Future income tax benefit
    Future income tax benefit comprises the estimated future benefit at the applicable rate of 30% (2003: 30%) on the following items:

    Provisions and accrued employee benefits not currently deductible                         -         163         -     163
    Sundry items                                                                              -         336         -       -
                                                                                         ------      ------     -----   -----
                                                                                              -         499         -     163
                                                                                         ------      ------     -----   -----
    Future income tax benefit not taken to account
    The potential future income tax benefit in the Company at 30% and a controlled foreign subsidiary at 36% (being the approximate US tax rate), arising from tax losses has not been recognised as an asset:

    Tax losses carried forward                                                           20,811      29,981     1,904   1,315
                                                                                         ------      ------     -----   -----

    The potential future income tax benefit will only be obtained if:

    (i) the relevant company derives future assessable income of a nature and an amount sufficient to enable the benefit to be realised, or the benefit can be utilised by another company in the consolidated entity in accordance with Division 170 of the Australian Income Tax Assessment Act and US income tax legislation. Under US income tax legislation, from 2006 through 2021 these tax losses will periodically expire if not utilised earlier;

    (ii) the relevant company and/or the consolidated entity continues to comply with the conditions for deductibility imposed by the law; and

    (iii) no changes in tax legislation adversely affect the relevant company and/or the consolidated entity in realising the benefit.

PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2004

7.  EARNINGS PER SHARE

    CLASSIFICATION OF SECURITIES AS ORDINARY SHARES

    The Company has only one type of security, being ordinary shares, included in the basic earnings per share calculation.

    CLASSIFICATION OF SECURITIES AS POTENTIAL ORDINARY SHARES

    An additional 3,638,000 options outstanding under the Employee Option Plan have been classified as potential ordinary shares and are included in diluted earnings per share for ordinary shares only.

    During the year 640,000 options were converted to ordinary shares.

    Further details of these securities are contained in Note 16 - Contributed Equity.

                                                                                            CONSOLIDATED
                                                                                       2004              2003
                                                                                      $'000             $'000
EARNINGS RECONCILIATION
Net profit                                                                               15,823           22,714
                                                                                    -----------      -----------
Earnings used to calculate basic and diluted earnings per share                          15,823           22,714
                                                                                    -----------      -----------
WEIGHTED AVERAGE NUMBER OF SHARES USED AS THE DENOMINATOR

NUMBER FOR BASIC EARNINGS PER SHARE
Ordinary shares                                                                     118,830,016      105,736,041

NUMBER FOR DILUTED EARNINGS PER SHARE
Ordinary share number                                                               118,830,016      105,736,041
Effect of employee options on issue                                                   2,513,529        2,049,432
                                                                                    -----------      -----------
                                                                                    121,343,545      107,785,473
                                                                                    -----------      -----------

                                                                                         CONSOLIDATED              THE COMPANY
                                                                                       2004          2003       2004        2003
                                                                                      $'000         $'000      $'000       $'000
8.  CASH ASSETS

    Cash at bank earned interest at a weighted average
    interest rate of 2.1% (2003: 3.2%) *                                             12,227        16,770      3,280      11,349
                                                                                     ------        ------      -----      ------

    * At 31 December 2003, cash at bank included $9.8 million received in respect of placement of 12,846,800 shares at $0.95 per share arranged in December 2003. The offsetting amount relating to these monies received was included in the Statement of Financial Position under current liabilities as "share subscriptions received in advance". This amount was subsequently transferred to share capital on the issue of the shares on 6 January 2004.

9.  RECEIVABLES

    CURRENT
    Trade debtors                           8,903         4,930             -            -
    Other debtors                              37           652            37          140
    Loans to controlled entities                -             -           725          224
                                            -----         -----           ---          ---
                                            8,940         5,582           762          364
                                            -----         -----           ---          ---

PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2004

                                                                                     CONSOLIDATED            THE COMPANY
                                                                                  2004         2003       2004         2003
                                                                                 $'000        $'000      $'000        $'000
    NON-CURRENT
    Other debtors                                                                    -        2,334             -            -
    Loans to controlled entities                                                     -            -        32,963       56,092
    Provision against loans to controlled entities                                   -            -        (5,041)     (36,038)
                                                                                  ----        -----    ----------   ----------
                                                                                     -        2,334        27,922       20,054
                                                                                  ----        -----    ----------   ----------
10. OTHER FINANCIAL ASSETS

    NON-CURRENT
    Investment in controlled entities:
    Unlisted shares at cost                                                          -            -     1,194,864    1,157,406
    Provision against investment                                                     -            -    (1,147,184)  (1,151,108)
                                                                                  ----        -----    ----------   ----------
                                                                                     -            -        47,680        6,298
                                                                                  ----        -----    ----------   ----------
    Investment in other entities:
    Listed shares at cost                                                           60           60             -            -
    Provision against investment                                                   (40)         (40)            -            -
    Unlisted shares at cost                                                        678          444             -            -
                                                                                  ----        -----    ----------   ----------
                                                                                   698          464             -            -
                                                                                  ----        -----    ----------   ----------
                                                                                   698          464        47,680        6,298
                                                                                  ----        -----    ----------   ----------
11. PROPERTY, PLANT AND EQUIPMENT

    Furniture and fittings
    At cost                                                                         47           55            44           47
    Accumulated depreciation                                                       (43)         (46)          (42)         (45)
                                                                                  ----        -----    ----------   ----------
                                                                                     4            9             2            2
                                                                                  ----        -----    ----------   ----------
    Office machines and equipment
    At cost                                                                        518          546           197          244
    Accumulated depreciation                                                      (273)        (282)         (136)        (188)
                                                                                  ----        -----    ----------   ----------
                                                                                   245          264            61           56
                                                                                  ----        -----    ----------   ----------
    Leasehold improvements
    At cost                                                                        220          184           163          163
    Accumulated depreciation                                                      (155)        (147)         (144)        (134)
                                                                                  ----        -----    ----------   ----------
                                                                                    65           37            19           29
                                                                                  ----        -----    ----------   ----------
    Total property, plant & equipment net book value                               314          310            82           87
                                                                                  ----        -----    ----------   ----------

PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2004

                                                                            CONSOLIDATED         THE COMPANY
                                                                          2004        2003     2004       2003
                                                                         $'000       $'000    $'000      $'000
    RECONCILIATIONS

    Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

    FURNITURE AND FITTINGS
    Carrying amounts at the beginning of the year                             9          5        2          3
    Additions                                                                 2          7        1          -
    Disposals                                                                (6)         -       (1)         -
    Depreciation                                                             (1)        (2)       -         (1)
    Impact of foreign exchange on translation                                 -         (1)       -          -
                                                                        -------     ------    -----      -----
    Carrying amounts at the end of year                                       4          9        2          2
                                                                        -------     ------    -----      -----
    OFFICE MACHINES AND EQUIPMENT
    Carrying amounts at the beginning of the year                           264        194       56         75
    Additions                                                                96        170       32          2
    Disposals                                                                (1)         -       (1)         -
    Depreciation                                                           (109)       (71)     (26)       (21)
    Impact of foreign exchange on translation                                (5)       (29)       -          -
                                                                        -------     ------    -----      -----
    Carrying amounts at the end of year                                     245        264       61         56
                                                                        -------     ------    -----      -----
    LEASEHOLD IMPROVEMENTS
    Carrying amounts at the beginning of the year                            37         59       29         39
    Additions                                                                46          -        -          -
    Disposals                                                                 -         (3)       -          -
    Depreciation                                                            (18)       (13)     (10)       (10)
    Impact of foreign exchange on translation                                 -         (6)       -          -
                                                                        -------     ------    -----      -----
    Carrying amounts at the end of year                                      65         37       19         29
                                                                        -------     ------    -----      -----
12. EXPLORATION, DEVELOPMENT AND PERMIT EXPENDITURE

    Costs carried forward in respect of areas of interest in:

    Production phase
    At cost                                                              51,130     22,390        -          -
    Accumulated amortisation                                            (23,689)    (8,605)       -          -
                                                                        -------     ------    -----      -----
                                                                         27,441     13,785        -          -

    Development phase - at cost                                           7,048      9,795

    Exploration and/or evaluation phase - at cost                        16,073      4,983        -          -
                                                                        -------     ------    -----      -----
    Total exploration, evaluation and development expenditure            50,562     28,563        -          -
                                                                        -------     ------    -----      -----

    The ultimate recoupment of costs carried forward for exploration and evaluation phase is dependent on the successful development and commercial exploitation or sale of the respective areas.

PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2004

                                                                      CONSOLIDATED           THE COMPANY
                                                                    2004        2003       2004       2003
                                                                   $'000       $'000      $'000      $'000
13. PAYABLES

    CURRENT
    Trade creditors                                                5,013       4,081        129        189
    Other creditors and accruals                                   8,266       4,903        252        158
                                                                  ------       -----     ------      -----
                                                                  13,279       8,984        381        347
                                                                  ------       -----     ------      -----
    NON-CURRENT
    Other creditors and accruals                                       -          94          -          -
    Non-interest bearing loans from controlled entities                -           -     14,959      7,618
                                                                  ------       -----     ------      -----
                                                                       -          94     14,959      7,618
                                                                  ------       -----     ------      -----
14. INTEREST BEARING LIABILITIES

    CURRENT
    Other loans - unsecured, bearing interest at                   1,509         441          -          -
    5.15% (2003: 4.9%)
                                                                  ------       -----     ------      -----
                                                                   1,509         441          -          -
                                                                  ------       -----     ------      -----
15. PROVISIONS

    CURRENT
    Employee benefits                                                 48          51         48         51
                                                                  ------       -----     ------      -----
                                                                      48          51         48         51
                                                                  ------       -----     ------      -----
    NON-CURRENT
    Employee benefits                                                343         334        343        334
    Rehabilitation                                                   696         135          -          -
                                                                  ------       -----     ------      -----
                                                                   1,039         469        343        334
                                                                  ------       -----     ------      -----

    Further details of employee benefits are provided in Note 27 - Employee Benefits.

16. CONTRIBUTED EQUITY

SHARE CAPITAL
119,222,841 (2003: 105,736,041)
 ordinary shares, fully paid                                      155,979      144,120   155,979     144,120

    Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

    In the event of winding up of the Company ordinary shareholders rank after creditors and are fully entitled to any proceeds of liquidation.

PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2004

                                                                           CONSOLIDATED          THE COMPANY
                                                                         2004        2003       2004       2003
                                                                        $'000       $'000      $'000      $'000
16. CONTRIBUTED EQUITY (CONTINUED)

    MOVEMENTS DURING THE YEAR
    Balance at the beginning of the year
    105,736,041 (2003: 105,736,041) shares                             144,120     144,120   144,120    144,120
    Shares issued
    - 12,846,800 (2003: Nil) for cash pursuant to placement             12,202           -    12,202          -
    - Transaction costs arising from issue for cash pursuant to
    placement                                                             (558)          -      (558)         -
    - 640,000 (2003: Nil) from the exercise of options under
    the Employee Option Plan                                               215           -       215          -
                                                                       -------     -------   -------    -------
                                                                       155,979     144,120   155,979    144,120
                                                                       -------     -------   -------    -------
17. RESERVES

    Capital profits                                                      8,101       8,101     4,705      4,705
    Foreign currency translation                                       (13,390)    (10,009)        -          -
                                                                       -------     -------   -------    -------
                                                                        (5,289)     (1,908)    4,705      4,705
                                                                       -------     -------   -------    -------
    MOVEMENTS DURING THE FINANCIAL YEAR

    FOREIGN CURRENCY TRANSLATION RESERVE
    Balance at the beginning of the year                               (10,009)     (2,039)        -          -
    Exchange difference on net investment in foreign operations         (3,381)     (7,970)        -          -
                                                                       -------     -------   -------    -------
    Balance at the end of year                                         (13,390)    (10,009)        -          -
                                                                       -------     -------   -------    -------

    NATURE AND PURPOSE OF RESERVES

    CAPITAL PROFITS

    Upon disposal of revalued assets, any related revaluation increment standing to the credit of the asset revaluation reserve is transferred to the capital profits reserve.

    FOREIGN CURRENCY TRANSLATION

    The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations, the translation of transactions that hedge the Company's net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self-sustaining operation. Refer to accounting policy 1(l).

PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2004

                                                                           CONSOLIDATED            THE COMPANY
                                                                         2004      2003         2004      2003
                                                                        $'000     $'000        $'000     $'000
18. ACCUMULATED LOSSES

    Accumulated losses at beginning of year                           (107,012)  (129,726)   (128,607)  (123,070)
    Net profit (loss) attributable to members of the parent
     entity                                                             15,823     22,714      31,998     (5,537)
                                                                      --------   --------    --------   --------
    Accumulated losses at the end of the year                          (91,189)  (107,012)    (96,609)  (128,607)
                                                                      --------   --------    --------   --------
19. TOTAL EQUITY RECONCILIATION

    Total equity at beginning of year                                   35,200     20,456      20,218     25,755
    Total changes in parent entity interest in equity
     recognised in statements of financial performance                  12,442     14,744      31,998     (5,537)
    Transactions with owners as owners Contributions of equity          11,859          -      11,859          -
                                                                      --------   --------    --------   --------
    Total equity at end of year                                         59,501     35,200      64,075     20,218
                                                                      --------   --------    --------   --------

20. FINANCING ARRANGEMENTS AND ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURES

    FINANCING ARRANGEMENTS

    At 31 December 2004, the consolidated entity had a US dollar liability relating to short-term financing of insurance premiums for its US oil and gas operations of $1,509,000 (2003: $441,000), held in the accounts of Petsec Energy Inc. ("PEI") a wholly owned subsidiary. The interest charge on this liability is 5.15% pa (2003: 4.9%).

    CREDIT FACILITIES

    Effective 20 February, 2004, PEI entered into a US$2.0 million credit agreement with a U.S. bank for the purpose of securing letters of credit issued by the bank and also to allow the refund of US$1.7 million of cash collateral previously posted to secure surety bonds issued to the Minerals Management Service. This facility was subsequently increased to US$6.0 million on 21 December 2004.

    PEI incurs fees of 1-3/4% on the amount of letters of credit issued by the bank. Any funding of a letter of credit issued by the bank will constitute a loan under the credit agreement. Principal payments on any loans outstanding are payable at the end of each calendar quarter in an amount determined by the bank. Interest on any outstanding loans will accrue, at PEI's election, at either (i) the banks prime rate plus 1/2% pa, but no less than 4-1/2% pa or (ii) at Libor rate plus 3-1/2% pa. Upon final maturity of the credit agreement, all loans and interest outstanding become due. The final maturity date of the credit agreement is 31 March 2006. To date, there have been no loans under the credit agreement.

    The credit facility is secured by mortgages on PEI's interest in oil and gas properties. The credit facility also contains financial covenants that require PEI to:

    (i) maintain its tangible net worth to be not less than 90% of the tangible net worth at the closing date plus 50% of any advances to PEI from PEL, and

    (ii) a ratio of current assets to current liabilities of at least one to one.

    INTEREST RATE RISK EXPOSURES

    At 31 December 2004, the weighted average interest rate for cash deposits was 2.1% per annum (2003: 3.2%). Cash deposits were held primarily in US dollars.

    The other financial assets and liabilities detailed in the financial statements (receivables excluding cash deposits, payables, short-term financing of insurance premiums and investments) are all non-interest bearing.

PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2004

20.   FINANCING ARRANGEMENTS AND FINANCIAL INSTRUMENTS DISCLOSURES (CONTINUED)

      FOREIGN EXCHANGE EXPOSURES

      During 2003 and 2004, operating costs were incurred in both Australian and US dollars.

      Throughout 2003 and 2004, the consolidated entity held the majority of its liquid funds in US dollars.

      Fluctuations in the Australian dollar/US dollar exchange rate have impacted the underlying performance of the consolidated entity. The consolidated entity's policy is not to hedge the Australian dollar/US dollar exchange rate risk as income and expenses are predominantly denominated in US dollars.

      COMMODITY PRICE EXPOSURES

      The income of the consolidated entity is affected by changes in natural gas and crude oil prices, and various financial transactions have been undertaken (forward contract agreements and swap contracts involving NYMEX commodity prices for natural gas) to reduce the effect of these changes. The consolidated entity has proved reserves of these commodities sufficient to cover all these transactions and it only enters into such derivatives to match underlying physical production and reserves.

      At 31 December 2004, the consolidated entity had no outstanding forward contract commitments (2003: 4,000 MMbtu/day of production for the period 1 January 2004 through to 29 February 2004 at a net realised fixed price of US$4.87/MMbtu (million British thermal units)).

      Swaps and costless collars

      In a natural gas swap agreement the consolidated entity receives from the counterparty the difference between the agreed fixed price and the NYMEX settlement price if the latter is lower than the fixed price. If the NYMEX settlement price is higher than the agreed fixed price, the consolidated entity will pay the difference to the counterparty.

      In a natural gas costless collar agreement, a floor price and a ceiling price is established. The consolidated entity receives from the counterparty the difference between the agreed floor price and the NYMEX penultimate closing price if the latter is lower than the fixed price. If the NYMEX penultimate closing price is higher than the agreed ceiling price, the consolidated entity will pay the difference to the counterparty.

      At 31 December 2004, the consolidated entity had the following outstanding natural gas hedges in place:

                                                               WEIGHTED AVERAGE
PRODUCTION PERIOD        HEDGE TYPE         DAILY VOLUME          USD PRICE
-------------------    ---------------      ------------       ----------------
First quarter 2005     Costless collar       4,000 MMBtu        6.00/7.08 (1)
                            Swap             6,000 MMBtu             7.89
Second quarter 2005         Swap             4,000 MMBtu             6.61
Third quarter 2005          Swap             4,000 MMBtu             6.59
Fourth quarter 2005         Swap             4,000 MMBtu             6.87

(1)   Floor/Ceiling

      At 31 December, 2003, the consolidated entity had swap agreements for the sale of 4,000 MMbtu per day of natural gas at an agreed fixed price of US$5.16/MMbtu for the period 1 January 2004 through to 31 March 2004.

      The consolidated entity estimates that the effect on the group to settle hedge agreements on 31 December 2004 would have been a pre-tax gain of $1.9 million (2003: Loss of $0.5 million), representing the fair value of the contracts at that date (Refer Note 21(a)).

      The termination values for swap agreements will vary with movements in market prices until the contracts mature.

PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2004

20.   FINANCING ARRANGEMENTS AND FINANCIAL INSTRUMENTS DISCLOSURES (CONTINUED)

      CREDIT RISK EXPOSURES

      Credit risk represents the loss that would be recognised if counterparties failed to perform as contracted.

      i)  Recognised financial assets:

      The credit risk on financial assets of the consolidated entity which have been recognised is the carrying amount, net of any provision for doubtful debts.

      ii) Unrecognised financial instruments:

      Credit risk on derivative contracts which have not been recognised on the statement of financial position is minimised as counterparties are recognised financial intermediaries with acceptable credit ratings determined by a recognised ratings agency.

      FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

      The carrying values of all financial assets & liabilities are estimated to approximate fair value because of their short maturity.

21.   COMMITMENTS AND CONTINGENT LIABILITIES

(a)   CONTINGENT LIABILITIES

      As at 31 December 2004, the estimated maximum contingent liability of the consolidated entity in respect of securities issued in compliance with the conditions of various agreements and permits granted to controlled entities pursuant to Australian governmental acts and regulations is $135,000 (2003: $135,000).

      The consolidated entity is a defendant from time to time in legal proceedings. Where appropriate the consolidated entity takes legal advice. The consolidated entity does not consider that the outcome of any current proceedings is likely to have a material effect on its operations or financial position.

      The production, handling, storage, transportation and disposal of oil and gas, by-products thereof and other substances and materials produced or used in connection with oil and gas operations are subject to regulation under US federal, state and local laws and regulations primarily relating to protection of human health and environment. To date, expenditure related to complying with these laws and for remediation of existing environmental contamination has not been significant in relation to the results of operations of the consolidated entity.

      The Company's U.S. subsidiary, Petsec Energy Inc. ("PEI") is required to provide bonding or security for the benefit of U.S. regulatory authorities in relation to its obligations to pay lease rentals and royalties, the plugging and abandonment of oil and gas wells, and the removal of related facilities. As of 31 December 2004 the Company is contingently liable for US$3,875,000 of surety bonds (2003: US$2,175,000) issued through a surety company to secure those obligations to the authorities. US$2,625,000 of these bonds (2003: US$1,725,000) have been collateralised by letters of credit.

      From time to time, PEI must also provide cash collateral to the hedging instruments counterparty. At 31 December 2004, PEI had no such cash collateral requirement (2003: US$381,000).

PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2004

21.   COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

                                                                          CONSOLIDATED     THE COMPANY
                                                                        2004     2003     2004    2003
                                                                        $'000    $'000    $'000   $'000
(b)   NON-CANCELLABLE OPERATING LEASE EXPENSE COMMITMENTS

      Future operating lease rentals on property not provided for in the financial statements are payable:

      Not later than 1 year                                               219      197        -      97
      Later than 1 year but not later than 5 years                        288       59        -       -
                                                                       ------   ------    -----   -----
                                                                          507      256        -      97
                                                                       ------   ------    -----   -----

      The consolidated entity leases property under non-cancellable operating leases expiring from one to three years. Leases generally provide the consolidated entity with a right of renewal at which time all terms are renegotiated.

(c)   EXPLORATION AND LEASE RENTAL COMMITMENTS

      At 31 December 2004, a subsidiary of the Company has leases & contracts under which it is committed to exploration activities and lease rentals.

      The amounts to be incurred are payable:

                                                                         CONSOLIDATED      THE COMPANY
                                                                        2004     2003     2004    2003
                                                                        $'000    $'000    $'000   $'000
Not later than 1 year                                                  10,971    2,936        -       -
Later than 1 year but not later than 5 years                              513      297        -       -
                                                                       ------    -----    -----   -----
                                                                       11,484    3,233        -       -
                                                                       ------    -----    -----   -----

PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2004

22.   DEED OF CROSS GUARANTEE

      Pursuant to an ASIC Class Order 98/1418 dated 13 August 1998, relief is granted to certain wholly owned Australian subsidiaries of the Company from the Corporations Act requirements for preparation, audit, and publication of financial reports and directors' reports.

      It is a condition of the Class Order that the Company and each of its subsidiaries enter into a Deed of Cross Guarantee Indemnity. The effect of the deed is that the Company guarantees to each creditor payment in full of any debt in the event of winding up of any of the subsidiaries under certain provisions of the Corporations Act. If a winding-up occurs under other provisions of the Act, the Company will only be liable in the event that after six months any creditor has not been paid in full. The subsidiaries have also given similar guarantees in the event that the Company is wound up.

      A consolidated statement of financial performance and consolidated statement of financial position, comprising the Company and subsidiaries which are a party to the Deed, after eliminating all transactions between parties to the Deed of Cross Guarantee, as at 31 December 2004, is set out as follows:

                                                                                               CONSOLIDATED
                                                                                             2004        2003
                                                                                            $'000       $'000
SUMMARISED STATEMENT OF FINANCIAL PERFORMANCE AND
ACCUMULATED LOSSES

PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE
INCOME TAX                                                                                   35,469      (6,928)
Income tax (expense)/benefit relating to ordinary
activities                                                                                     (148)      1,533
                                                                                           --------    --------
NET PROFIT/(LOSS)                                                                            35,321      (5,395)
Accumulated losses at beginning of year                                                    (135,327)   (129,932)
                                                                                           --------    --------
ACCUMULATED LOSSES AT END OF YEAR                                                          (100,006)   (135,327)
                                                                                           --------    --------
STATEMENT OF FINANCIAL POSITION

Cash assets                                                                                   3,280      11,350
Receivables                                                                                     762         364
Other                                                                                            80          29
                                                                                           --------    --------
TOTAL CURRENT ASSETS                                                                          4,122      11,743
                                                                                           --------    --------
Receivables                                                                                  22,110      14,569
Other financial assets                                                                       46,138         840
Property, plant and equipment                                                                    82          87
Deferred tax asset                                                                                0         163
                                                                                           --------    --------
TOTAL NON-CURRENT ASSETS                                                                     68,330      15,659
                                                                                           --------    --------
TOTAL ASSETS                                                                                 72,452      27,402
                                                                                           --------    --------
Payables                                                                                        381      10,108
Provisions                                                                                       48          51
                                                                                           --------    --------
TOTAL CURRENT LIABILITIES                                                                       429      10,159
                                                                                           --------    --------
Payables                                                                                      7,606           -
Provisions                                                                                      343         334
Deferred tax liabilities                                                                          -          15
                                                                                           --------    --------
TOTAL NON-CURRENT LIABILITIES                                                                 7,949         349
                                                                                           --------    --------
TOTAL LIABILITIES                                                                             8,378      10,508
                                                                                           --------    --------
NET ASSETS                                                                                   64,074      16,894
                                                                                           --------    --------

PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2004

22.   DEED OF CROSS GUARANTEE (CONTINUED)

                                               CONSOLIDATED
                                             2004        2003
                                            $'000       $'000
Contributed equity                          155,979    144,120
Reserves                                      8,101      8,101
Accumulated losses                         (100,006)  (135,327)
                                           --------   --------
TOTAL EQUITY                                 64,074     16,894
                                           --------   --------

23.   CONTROLLED ENTITIES

      PARTICULARS IN RELATION TO CONTROLLED ENTITIES

      Parent entity

                                                                           ORDINARY SHARE
                                                                            CONSOLIDATED
                                                                           ENTITY INTEREST
Petsec Energy Ltd                                           Place of      2004       2003
Controlled Entities                                Note   Incorporation     %          %
Petsec Investments Pty. Limited                      1       Australia     100        100
Petroleum Securities Pty. Limited                    1       Australia     100        100
Najedo Pty. Limited                                  1       Australia     100        100
Petroleum Securities Share Plan Pty. Limited         1       Australia     100        100
Petsec America Pty. Limited                                  Australia     100        100
Petsec (U.S.A.) Inc.                                               USA     100        100
Petsec Petroleum Inc.                                              USA     100        100
Petsec Energy Inc.                                                 USA     100        100
Osglen Pty. Limited                                          Australia    66.7       66.7
Laurel Bay Petroleum Limited                         1       Australia     100        100
Ginida Pty. Limited                                  1       Australia     100        100
Western Medical Products Pty. Limited                1       Australia     100        100

      All entities carry on business in the country where they were incorporated.

(1) Entities which have entered into approved deeds of indemnity for the cross guarantee of liabilities with the Company in respect of relief granted from specified accounting and financial reporting requirements in accordance with a Class Order issued by the Australian Securities and Investments Commission.

PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2004

24.   DIRECTORS' AND EXECUTIVES' DISCLOSURES

(a)   REMUNERATION OF SPECIFIED DIRECTORS AND SPECIFIED EXECUTIVES

      Remuneration levels are competitively set to attract and retain appropriately qualified and experienced directors and senior executives. The Remuneration Committee obtains independent advice on the appropriateness of remuneration packages, given trends in comparative companies both locally and internationally. Remuneration packages include a mix of fixed remuneration, performance-based remuneration, and equity-based remuneration.

      The remuneration structures have taken into account the:

      - overall level of remuneration for each director and executive;

      - ability of the executive to control performance; and

      - incentives component of each executive's remuneration.

      Directors and all employees including senior executives may receive options issued under the Employee Option Plan ("EOP") made in accordance with the rules of the EOP approved by shareholders at the 1994 AGM as subsequently amended. The EOP provides for the remuneration committee to determine the aggregate number of options to be granted for no consideration. The committee did not approve the issue of any options to executives or directors other than in accordance with the plan. Non-executive directors do not receive any performance related remuneration.

      Any issue of shares or options to a director is subject to the approval of shareholders in general meeting.

      Total remuneration for all non-executive directors, last voted upon by shareholders on 22 November 1996, is not to exceed $300,000 per annum. Directors' base fees are presently up to $50,000 per annum. The executive Chairman does not receive a base fee. Non-executive directors do not receive bonuses nor are they issued options on securities. Directors' fees cover all main board activities and membership of committees and no incentive arrangements are in place.

      Under the board's Retirement Scheme, retiring non-executive directors are presently entitled to a benefit equivalent to the total remuneration received in the preceding three years. The scheme does not apply to any newly appointed directors. In 2003, the Remuneration Committee approved a scheme which entitles non-executive directors, on a sliding scale, benefits up to a maximum of three times the annual remuneration.

      The following table provides the details of all directors of the Company ("specified directors") and the five executives of the consolidated entity with the greatest authority ("specified executives") and the nature and amount of the elements of their remuneration for the year ended 31 December 2004.

PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2004

24.   DIRECTORS AND EXECUTIVES DISCLOSURES (CONTINUED)

(a)   REMUNERATION OF SPECIFIED DIRECTORS AND SPECIFIED EXECUTIVES (CONTINUED)

                                                                               EQUITY
                                       PRIMARY        POST EMPLOYMENT        COMPENSATION     OTHER COMPONENTS
                                       --------  --------------------------  ------------  -----------------------
                                       SALARY &  SUPERANNUATION  RETIREMENT    VALUE OF      OTHER       OTHER        TOTAL
                                         FEES       BENEFITS      BENEFITS      OPTIONS    BENEFITS   COMPENSATION   -------
                                          $             $             $            $          $            $            $
                                       --------  --------------  ----------  ------------  --------   ------------   -------
SPECIFIED DIRECTORS
EXECUTIVE
Mr T.  Fern           Chairman,
                      Managing
                      director   2004         -               -           -             -    16,477      460,008     476,485

(Refer Note 1)                   2003         -               -           -             -    12,239      800,761     813,000

NON-EXECUTIVE
Mr D. Mortimer        Director   2004    50,000           4,500           -             -         -            -      54,500
                                 2003    50,000           4,500           -             -         -            -      54,500

Dr. P. Power          Director   2004    50,000           4,500           -             -         -            -      54,500
                                 2003    50,000           4,500           -             -         -            -      54,500
                                 ----  --------  --------------  ----------  ------------  --------   ----------     -------
TOTAL, ALL SPECIFIED             2004   100,000           9,000           -             -    16,477      460,008     585,485
DIRECTORS                        2003   100,000           9,000           -             -    12,239      800,761     922,000
                                 ----  --------  --------------  ----------  ------------  --------   ----------     -------

PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2004

24.   DIRECTORS AND EXECUTIVES DISCLOSURES (CONTINUED)

(a)   REMUNERATION OF SPECIFIED DIRECTORS AND SPECIFIED EXECUTIVES (CONTINUED)

                                                                                  EQUITY
                                                                       POST      COMPENSA
                                                     PRIMARY         EMPLOYMENT   -TION        OTHER COMPONENTS
                                               -------------------   ----------  --------   -----------------------
                                                                       SUPER-
                                               SALARY &              ANNUATION   VALUE OF     OTHER       OTHER           TOTAL
                                                 FEES      BONUS      BENEFITS    OPTIONS   BENEFITS   COMPENSATION     ---------
                                                  $          $           $          $          $            $               $
                                               --------  ---------   ----------  --------   --------   ------------     ---------
SPECIFIED
EXECUTIVES

Mr R. Keogh          President,          2004   218,806    313,786            -    24,269     17,754              -       574,615
                     Petsec Energy Inc.  2003   231,087    401,065            -    43,228     19,058              -       694,438

Mr P. Kallenberger   Vice President,
                     Exploration,        2004   219,043    286,065            -    22,402     17,676              -       545,186
                     Petsec Energy Inc.  2003   209,059    354,566            -    39,274     22,955              -       625,854

Mr N. Fakier         Vice President,
                     Operations,         2004   184,214    243,836            -    22,402     12,528              -       462,980
                     Petsec Energy Inc.  2003   191,137    308,519            -    39,274     17,311              -       556,241

Mr G. Fulcher        Company Secretary   2004    88,598          -       10,000     2,559     13,184              -       114,341
                                         2003    86,473          -       10,000     3,748     12,239              -       112,460
Mrs F. Robertson     Chief Financial
(Refer Note 2)       Officer             2004         -          -            -         -      1,461        139,405       140,866
                                         2003         -          -            -         -          -        119,025       119,025
                                         ----  --------  ---------   ----------  --------   --------   ------------     ---------
TOTAL, ALL SPECIFIED                     2004   710,661    843,687       10,000    71,632     62,603        139,405     1,837,988
 EXECUTIVES                              2003   717,756  1,064,150       10,000   125,524     71,563        119,025     2,108,018
                                         ----  --------  ---------   ----------  --------   --------   ------------     ---------

PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2004

24. DIRECTORS AND EXECUTIVES DISCLOSURES (CONTINUED)

(a) REMUNERATION OF SPECIFIED DIRECTORS AND SPECIFIED EXECUTIVES (CONTINUED)

      NOTES

      1)    Included in other compensation above is an amount of $460,008 (2003:
            $800,761) which was paid or is payable to Geofin Consulting Services Pty Ltd ("Geofin"), a company which Mr Fern is a director.

            During the year, Geofin provided management services to the company and its controlled entities. The dealings were in the ordinary course of business and on normal terms and conditions.

      2)    Included in other compensation above is an amount of $139,405 (2003:
            $119,025) which was paid or is payable to Geofin, a company through which Mrs Robertson provided services.

      3) Salary & fees for certain specified executives includes the movement during the reporting period of accruals for annual leave and long service leave.

      4) Bonuses under the employee incentive plans are granted annually based on a percentage of operating profits.

      5) The fair value of options is calculated at the date of the grant using the Black-Scholes model and allocated to each reporting period evenly over the period from grant date to vesting date.

(b) EQUITY INSTRUMENTS

      Interest in ordinary shares of the Company

      At balance date, the aggregate number of ordinary shares in the Company held directly, indirectly or beneficially by directors and executives, including personally related entities were 28,392,260 (2003: 27,802,160) as noted below:

                                       Note          2004            2003
                                       ----        ----------     ----------
SPECIFIED DIRECTORS
Mr T. Fern                                         26,940,832     26,940,832
Mr D. Mortimer                                        610,068        610,068
Dr P. Power                             (i)           225,323        180,223
                                                   ----------     ----------
                                                   27,776,223     27,731,123
                                                   ----------     ----------
SPECIFIED EXECUTIVES
Mr R. Keogh                                                 -              -
Mr P. Kallenberger                                          -              -
Mr N. Fakier                            (ii)          525,000              -
Mr G. Fulcher                          (iii)           91,037         71,037
Mrs F. Robertson                        (iv)           75,000         25,000
                                                   ----------     ----------
                                                      691,037         96,037
                                                   ----------     ----------

NOTES

(i) During the year, Dr Power acquired directly or indirectly 45,100 ordinary shares in the company.

(ii) During the year, Mr Fakier exercised 525,000 options on ordinary shares at an exercise price of $0.30.

(iii) During the year, Mr Fulcher exercised 20,000 options on ordinary shares at an exercise price of $0.41.

(iv) During the year, Mrs Robertson acquired directly and indirectly 50,000 ordinary shares in the company.

      Options

      All options refer to options over ordinary shares of Petsec Energy Ltd, which are exercisable on a one-for-one basis under the Employee Option Plan.

PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2004

24.   DIRECTORS AND EXECUTIVES DISCLOSURES (CONTINUED)

(b)   EQUITY INSTRUMENTS (CONTINUED)

      The number of options held, directly, indirectly or beneficially, by each specified director and specified executive, including their personally related entities, is as follows:

                                              2004          2003
                                           ---------      ---------
SPECIFIED EXECUTIVES
Mr R. Keogh                                1,250,000      1,250,000
Mr P. Kallenberger                         1,125,000      1,125,000
Mr N. Fakier                                 600,000      1,125,000
Mr G. Fulcher                                 35,000         55,000
                                           ---------      ---------
                                           3,010,000      3,555,000
                                           ---------      ---------

(i)   No options were granted to any specified executive during the year (2003:
      35,000 options were granted to Mr Fulcher).

(ii) During the year, Mr Fakier and Mr Fulcher exercised 525,000 and 20,000 options, respectively (2003: Nil).

(iii) 934,000 options vested during the year (2003: 753,000). At 31 December 2004, 1,142,000 options were vested.

(c)   LOANS AND OTHER TRANSACTIONS WITH SPECIFIED DIRECTORS AND SPECIFIED
      EXECUTIVES

      Loans

      No loans were made to specified directors during the year and no such loans were outstanding.

      Other transactions with the Company or its controlled entities

      A number of specified directors and specified executives, or their personally related entities, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.

      A number of these entities transacted with the Company or its subsidiaries in the reporting period. The terms and conditions of those transactions were no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to unrelated entities on an arm's length basis.

      The aggregate amounts recognised during the year relating to specified directors, specified executives and their personally-related entities, were a total expense of $599,413 (2003: $919,786). Details of the transactions are as follows:

                                                                  2004            2003
                              TRANSACTION              NOTE         $               $
                          -------------------          ----      -------         -------
SPECIFIED DIRECTORS
Mr T. Fern                Management services           (i)      460,008         800,761

SPECIFIED EXECUTIVES
Mrs F. Robertson          Management services          (ii)      139,405         119,025

NOTES

(i) A company associated with Mr Fern provided management services to the consolidated entity in the ordinary course of business and on normal terms and conditions.

(ii) Mrs Robertson provides management services to the consolidated entity in the ordinary course of business and on normal terms and conditions.

      The Company holds unlisted shares in an investment fund of which Mr Mortimer is Chairman.

                                                                                             2004            2003
ASSETS AND LIABILITIES ARISING FROM THE ABOVE TRANSACTIONS                                   $'000           $'000
                                                                                             -----           -----
NON-CURRENT ASSETS
Investments - Unlisted shares                                                                678             444

CURRENT LIABILITIES
Payables                                                                                      25              82

PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2004

                                                                              CONSOLIDATED     THE COMPANY
                                                                              2004     2003    2004   2003
                                                                             $'000    $'000    $'000  $'000
25. INTERESTS IN JOINT VENTURES

Included in the assets of the Company and the consolidated entity are the following items which represent the Company and the consolidated entity's interest in the assets and liabilities in joint ventures:

LEASE PERMITS AND CAPITAL EXPENDITURE
Now in production at cost
- West Cameron 343                                                           12,972   11,978     -      -
- West Cameron 352                                                           10,339   10,412     -      -
Less: Accumulated amortisation                                              (18,760)  (8,605)    -      -
                                                                            -------   ------    --     --
                                                                              4,551   13,785

Not in production
- Main Pass 89                                                                  194      158     -      -
- Main Pass 19                                                                1,998        -     -      -
- Block 22/12 Beibu Gulf                                                      3,451    2,739     -      -
- Onshore Louisiana                                                           4,095        -     -      -
- St James Parish, Onshore Louisiana                                          3,236        -     -      -
                                                                            -------   ------    --     --
                                                                             12,974    2,897
                                                                            -------   ------    --     --
Total lease permit and capital expenditure                                   17,525   16,682     -      -
                                                                            -------   ------    --     --

THE CONTRIBUTION OF THE CONSOLIDATED ENTITY'S JOINT VENTURE INTERESTS
TO THE OPERATING PROFIT:
- West Cameron 343                                                           10,002   17,788     -      -
- West Cameron 352                                                            1,522    5,572     -      -
- Block 22/12 Beibu Gulf                                                     (1,871)       -     -      -
                                                                            -------   ------    --     --
                                                                              9,653   23,360     -      -
                                                                            -------   ------    --     --

Refer Note 21 for details of commitments and contingent liabilities.

The principal activity of all the joint venture operations is oil & gas exploration and development for production. Listed below is the name of each of the joint-venture operations and the percentage interest held in the joint venture by the consolidated entity:

                                                         WORKING                             WORKING
                                                         INTEREST                            INTEREST
                                                           HELD                                HELD
        JOINT VENTURE NAME                                 2004                                2003
Main Pass 89                                                   30.0%                               30.0%
Main Pass 19                                                   55.0%                                  -
West Cameron 343                                       75.0% to 100%                       75.0% to 100%
West Cameron 352                                               56.3%                      56.3% to 75.0%
Block 22/12, Beibu Gulf                                        25.0%                               25.0%
Onshore Louisiana                                              25.0%                                  -
St James Parish, Onshore Louisiana                             50.0%                                  -

PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2004

                                                                                   CONSOLIDATED        THE COMPANY
                                                                                  2004      2003      2004      2003
                                                                                 $'000     $'000     $'000     $'000
26. DETAILS OF WHOLLY OWNED AREAS OF INTEREST NOW IN PRODUCTION

    LEASE PERMITS AND CAPITAL EXPENDITURE
    Now in production at cost
    - Vermilion 258 (i)                                                          27,820    9,795        -         -
    Less: Accumulated amortisation                                               (4,929)       -        -         -
                                                                                 ------    -----      ---       ---
                                                                                 22,891    9,795        -         -
                                                                                 ------    -----      ---       ---
    THE CONTRIBUTION OF THE CONSOLIDATED ENTITY'S JOINT VENTURE
    INTERESTS TO THE OPERATING PROFIT:
    - Vermilion 258 (i)                                                          14,450        -        -         -
                                                                                 ------    -----      ---       ---

    (i) Commenced production in July 2004.

27. EMPLOYEE BENEFITS

    Aggregate liability for employee benefits, including on-costs

    CURRENT
      Other creditors and accruals                                       13          63       37        9         -
      Employee benefits provision                                        15          48       51       48        51
    NON-CURRENT
      Employee benefits provisions                                       15         343      334      343       334
                                                                                 ------    -----      ---       ---
                                                                                    454      422      400       385
                                                                                 ------    -----      ---       ---

A liability of $300,000 for directors' retirement benefit has been included in the non-current provision for employee benefits. Refer Note 15.

                                            CONSOLIDATED                THE COMPANY
      NUMBER OF EMPLOYEES                   2004    2003                2004   2003
Number of employees at year end              17      16                   4     5

DIRECTORS' RETIREMENT BENEFITS

Petsec Energy Ltd provides non-executive directors first appointed before 1 April 2003 with a benefit on retirement equivalent to the total remuneration received in the three years preceding retirement.

In 2003, the Nomination and Remuneration Committee approved a retirement benefit for directors appointed after 1 April 2003 which is proportional to the length of service, with a maximum benefit equivalent to the remuneration received in the three years preceding retirement.

The Company's liability for directors' retirement benefits is included in employee benefits, and in directors' remuneration.

PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2004

27.   EMPLOYEE BENEFITS (CONTINUED)

      EQUITY-BASED PLANS

      At its general meeting on 29 November 1994, the Company approved the establishment of an Employee Share Plan and an Employee Option Plan. The plans are administered by the Nomination and Remuneration Committees.

      EMPLOYEE SHARE PLAN

      The Employee Share Plan (and associated loan scheme) provides for the issue of ordinary shares in the Company at the ruling market price to employees and directors of the consolidated entity. The issue price of the shares is financed by interest-free loans from the Company to the employees and directors. There are presently no shares held under the plan.

      EMPLOYEE OPTION PLAN

      The Employee option plan provides for employees, executives and directors to be granted options over ordinary shares at the discretion of the Nomination and Remuneration Committee.

      Each option is convertible to one ordinary share. The exercise prices of the options, determined in accordance with the Rules of the plan, are based on the ruling market prices when the options are issued.

      All options expire on the earlier of their expiry date or when the holder's employment ceases. Options may not be exercised until they are vested and thereafter exercise is conditional on satisfaction of the terms of issue. The vesting period is usually at least six months after granting. The plan does not represent remuneration for past services.

      There are no voting or dividend rights attached to the options. There are no voting rights attached to unissued ordinary shares. Voting and other rights will attach to the ordinary shares which may be issued following exercise of options. The total shares and options issued to employees over a five- year period are not to exceed 6,987,567. As at 31 December 2004 the number of further shares or options, which could be issued within the limit was 3,349,567 (2003: 2,909,567).

      At 31 December 2004, there were the following unexercised options to purchase the Company's ordinary shares:

                                       Number of shares
  Date of grant        Expiry date       under option           Exercise price
-----------------   ----------------   ----------------    ------------------------
3 June 2002         1 June 2007           3,005,000        $0.30 (employee options)
1 July 2002         1 June 2007              15,000        $0.30 (employee options)
1 April 2003        1 December 2007         138,000        $0.40 (employee options)
1 April 2003        1 April 2008             75,000        $0.40 (employee options)
25 August 2003      31 December 2007        175,000        $0.82 (employee options)
16 January 2004     30 November 2008         15,000        $0.83 (employee options)
8 March 2004        1 March 2009             15,000        $1.25 (employee options)
16 September 2004   30 June 2009            150,000        $1.00 (employee options)
31 October 2004     31 July 2009             50,000        $1.25 (employee options)
                                          ---------
                                          3,638,000
                                          ---------

PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2004

27.   EMPLOYEE BENEFITS (CONTINUED)

      The options become exercisable at various dates and after various share price hurdles of the Company have been reached. During the year, the following options to purchase ordinary shares in the Company were exercised:

                                           Number of shares
  Date exercised        Expiry date       issued on exercise  Exercise price
-----------------     ----------------    ------------------  --------------
13 January 2004       16 April 2004             5,000             $0.41
13 January 2004       1 December 2007           3,000             $0.40
19 March 2004         16 April 2004            55,000             $0.41
16 April 2004         16 April 2004            23,000             $0.41
3 May 2004            1 June 2007             525,000             $0.30
14 September 2004     31 December 2007         25,000             $0.82
22 December 2004      1 December 2007           4,000             $0.40
                                              -------
                                              640,000
                                              -------

      Summary of options over unissued ordinary shares

      Details of options over unissued ordinary shares as at the beginning and ending of the reporting date and movements during the year are set out below:

                                                          CONSOLIDATED
                                                     2004               2003
MOVEMENTS IN OUTSTANDING OPTIONS

Outstanding options at beginning of year          4,063,000          3,628,000
Granted                                             230,000            450,000
Exercised                                          (640,000)                 -
Cancelled                                           (15,000)           (15,000)
                                                  ---------          ---------
Outstanding options at end of year                3,638,000          4,063,000
                                                  ---------          ---------

      During the year, 230,000 options were granted (2003: 450,000), 640,000 options were exercised and converted to ordinary shares (2003: Nil) and 15,000 options were cancelled (2003: 15,000).

      The fair value of shares issued as a result of exercising the options during the reporting period at their issue date is the market price of shares of the Company on the Australian Stock Exchange as at close of trading.

      The amounts recognised in the financial statements of the Company and consolidated entity, in relation to employee share options exercised during the financial year were:

                                           CONSOLIDATED         THE COMPANY
                                           2004    2003         2004   2003
                                           $000    $000         $000   $000
Issued ordinary share capital               215       -          215      -
                                            ---      --          ---     --

PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2004

27.  EMPLOYEE BENEFITS (CONTINUED)

EQUITY-BASED PLANS (CONTINUED)

Summary of options over unissued ordinary shares (continued)

                                                                           NUMBER OF
                                                                           OPTIONS AT
                          EXERCISE DATE ON OR                    EXERCISE  BEGINNING   OPTIONS   OPTIONS    OPTIONS
       GRANT DATE               AFTER             EXPIRY DATE     PRICE $   OF YEAR    GRANTED  CANCELLED  EXERCISED
------------------------  -------------------  ----------------  --------  ----------  -------  ---------  ---------
CONSOLIDATED AND COMPANY
2004
17 April 1999             19 April 2000        16 April 2004       $0.41       83,000                        (83,000)
3 June 2002               1 April 2003         1 June 2007         $0.30    3,530,000                       (525,000)
1 July 2002               1 April 2003         1 June 2007         $0.30       15,000                              -
23 January 2003           1 December 2003      1 December 2007     $0.40       15,000             (15,000)         -
1 April 2003              1 December 2004      1 December 2007     $0.40      145,000                         (7,000)

1 April 2003              1 April 2004         1 April 2008        $0.40       75,000                              -
25 August 2003            25 August 2004       31 December 2007    $0.82      200,000                        (25,000)
16 January 2004           30 November 2004     30 November 2008    $0.83            -   15,000                     -
8 March 2004              1 March 2005         1 March 2009        $1.25            -   15,000                     -
16 September 2004         17 September 2005    30 June 2009        $1.00            -  150,000
31 October 2004           30 September 2005    30 July 2009        $1.25            -   50,000
                                                                            ---------  -------    -------   --------
                                                                            4,063,000  230,000    (15,000)  (640,000)
                                                                            ---------  -------    -------   --------
CONSOLIDATED AND COMPANY
2003
17 April 1999             19 April 2000        16 April 2004       $0.41       83,000
3 June 2002               1 April 2003         1 June 2007         $0.30    3,530,000
1 July 2002               1 April 2003         1 June 2007         $0.30       15,000
23 January 2003           1 December 2003      1 December 2007     $0.40            -   30,000    (15,000)
1 April 2003              1 December 2004      1 December 2007     $0.40            -  145,000
1 April 2003              1 April 2004         1 April 2008        $0.40            -   75,000
25 August 2003            25 August 2004       31 December 2007    $0.82            -  200,000
                                                                            ---------  -------    -------
                                                                            3,628,000  450,000    (15,000)
                                                                            ---------  -------    -------

                            NUMBER OF OPTIONS AT END OF                                                        FAIR VALUE
                                      YEAR                                                                    AGGREGATE ON
                            ---------------------------  PROCEEDS   DATE OPTIONS    NUMBER OF    FAIR VALUE   EXERCISE DATE
       GRANT DATE           ON ISSUE            VESTED   RECEIVED $   EXERCISED   SHARES ISSUED  PER SHARE $         $
------------------------    ---------         ---------  ---------- ------------  -------------  -----------  -------------
CONSOLIDATED AND COMPANY
2004
17 April 1999                       -                 -    34,030      13/1/04         5,000       1.29            6,450
                                                                       19/3/04        55,000       1.42           78,100
                                                                       16/4/04        23,000       1.62           37,260
3 June 2002                 3,005,000         1,146,000   157,500       3/5/04       525,000       1.24          651,000
1 July 2002                    15,000             8,000         -            -             -          -                -
23 January 2003                     -                 -         -            -             -          -                -
1 April 2003                  138,000            63,000     2,800      13/1/04         3,000       1.29            3,870
                                                                      22/12/04         4,000       1.18            4,720
1 April 2003                   75,000            37,000         -            -             -          -                -
25 August 2003                175,000            75,000    20,500      14/9/04        25,000       1.04           26,000
16 January 2004                15,000             4,000                      -             -          -                -
8 March 2004                   15,000                 -                      -             -          -                -
16 September 2004             150,000                 -                      -             -          -                -
31 October 2004                50,000                 -                      -             -          -                -
                            ---------         ---------   -------                    -------                     -------
                            3,638,000         1,333,000   214,830                    640,000                     807,400
                            ---------         ---------   -------                    -------                     -------
CONSOLIDATED AND COMPANY
2003
17 April 1999                  83,000            83,000         -            -             -          -                -
3 June 2002                 3,530,000           734,000         -            -             -          -                -
1 July 2002                    15,000             4,000         -            -             -          -                -
23 January 2003                15,000             8,000         -            -             -          -                -
1 April 2003                  145,000                 -         -            -             -          -                -
1 April 2003                   75,000                 -         -            -             -          -                -
25 August 2003                200,000                 -         -            -             -          -                -
                            ---------         ---------   -------                    -------                     -------
                            4,063,000           829,000         -                          -                           -
                            ---------         ---------   -------                    -------                     -------

PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2004

27.   EMPLOYEE BENEFITS (CONTINUED)

      SUPERANNUATION PLANS

      The Company and certain controlled entities contribute to several defined contribution employee superannuation plans. Employee contributions are based on various percentages of their gross salaries. The consolidated entity is under no legal obligation to make contributions in excess of those specified in SIS legislation.

                                                                    CONSOLIDATED      THE COMPANY
                                                                    2004    2003      2004   2003
                                                                    $000    $000      $000   $000
Employer contributions to the plans                                  38      44        38     44
Employer contributions payable to the plans at reporting date         9       -         9      -
                                                                     --      --        --     --

      U.S. based employees are eligible to participate in a voluntary savings plan under Section 401(k) of the US tax code ("401(k) plan").

      EMPLOYEE INCENTIVE PLANS

      On 23 May 2003, the consolidated entity established an incentive compensation plan for its U.S. based employees. Under the plan, the consolidated entity will accrue up to 6 -1/2 percent of the annual operating profit of the U.S. operations. The bonus is paid annually in the first quarter of the year following determination of the annual results. During 2004, the consolidated entity recorded $1.3 million of compensation expense under the plan (2003: $1.3 million).

PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2004

28. SEGMENT REPORTING

    For the years ended 31 December 2004 and 31 December 2003, the consolidated entity operated predominantly in two geographic segments and one business segment, namely the USA and China and in exploration for and production of oil and gas, respectively. These operations are supported by a corporate head office in Australia. The consolidated entity's assets are predominantly exploration and development properties in the USA and China and cash held in Australia.

                                                    AUSTRALIA              USA                  CHINA               CONSOLIDATED
                                                -----------------    ----------------     ------------------     ------------------
PRIMARY REPORTING                                2004       2003      2004      2003       2004        2003       2004        2003
GEOGRAPHIC SEGMENTS                             A$'000     A$'000    A$'000    A$'000     A$'000      A$'000     A$'000      A$'000
                                                ------     ------    ------    ------     ------      ------     ------      ------
Oil & gas sales and royalties                        -          -    54,366    46,951          -           -     54,366      46,951
Other revenue                                       59        247       109       250          -           -        168         497
Unallocated revenue                                  -          -         -         -          -           -        595         473
                                                ------     ------    ------    ------     ------      ------     ------      ------
TOTAL REVENUE *                                     59        247    54,475    47,201          -           -     55,129      47,921
                                                ======     ======    ======    ======     ======                 ======      ======
Segment result                                  (1,510)    (1,623)   19,693    22,804     (1,871)          -     16,312      21,181
                                                ------     ------    ------    ------     ------      ------
Income tax (expense) benefit                                                                                       (489)      1,533
                                                                                                                 ------      ------
PROFIT (LOSS) FROM ORDINARY ACTIVITIES AFTER
INCOME TAX                                                                                                       15,823      22,714
                                                ======     ======    ======    ======     ======      ======     ======      ======
Depreciation and amortisation                       36         32    17,102    10,030          -           -     17,138      10,062

INDIVIDUALLY SIGNIFICANT ITEMS:
Dry hole costs, impairments & abandonments           -          -         -      (164)    (1,544)          -     (1,544)       (164)
Major maintenance expense                            -          -      (806)        -          -           -       (806)          -

ASSETS:
Segment assets                                     851        383    67,733    39,985      3,451       2,739     72,035      43,107
Unallocated assets                                                                                                3,341      11,908
                                                ------     ------    ------    ------     ------      ------     ------      ------
TOTAL ASSETS                                                                                                     75,376      55,015
                                                                                                                 ======      ======

* There are no inter-segment sales

PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2004

28. SEGMENT REPORTING (CONTINUED)

                                       AUSTRALIA            USA             CHINA         CONSOLIDATED
                                    ---------------   ---------------   --------------   ---------------
                                     2004     2003     2004     2003     2004    2003     2004     2003
GEOGRAPHIC SEGMENTS (CONTINUED)     A$'000   A$'000   A$'000   A$'000   A$'000  A$'000   A$'000   A$'000
                                    ------   ------   ------   ------   ------  ------   ------   ------
Segment liabilities                    727   10,492   15,148    9,308        -       -   15,875   19,800
Unallocated liabilities                                                                       -       15
                                                                                         ------   ------
TOTAL LIABILITIES                                                                        15,875   19,815
                                                                                         ======   ======
Acquisition of non-current assets       33        2   40,299   22,925    2,464   1,674   42,796   24,601

                                       OIL & GAS           CORPORATE          CONSOLIDATED
                                    ----------------    ----------------    ----------------
SECONDARY REPORTING BUSINESS         2004      2003      2004      2003      2004      2003
SEGMENTS                            A$'000    A$'000    A$'000    A$'000    A$'000    A$'000
                                    ------    ------    ------    ------    ------    ------
External segment revenue            54,468    47,201       238       502    54,706    47,703
Unallocated revenue                                                            423       218
                                                                            ------    ------
TOTAL REVENUE                                                               55,129    47,921
                                                                            ======    ======
Segment assets                      59,304    33,576    16,072    20,940    75,376    54,516
Unallocated assets                                                               -       499
                                                                            ------    ------
TOTAL ASSETS                                                                75,376    55,015
                                                                            ======    ======
Acquisition of non-current assets   42,652    24,424       144       177    42,796    24,601

PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2004

29.   NON DIRECTOR RELATED PARTY DISCLOSURES

      CONTROLLED ENTITIES

      Details of interests in controlled entities are set out in Note 23. Details of dealings of the Company with wholly owned controlled entities are set out below:

      The aggregate amounts included in the profit from ordinary activities before income tax expense of the Company that resulted from transactions with wholly owned controlled entities were:

                                                                              2004     2003
                                                                             $'000    $'000
                                                                            -------   ------
Movement in provision against investments and loans to controlled entities   34,921        -
                                                                            -------   ------

      The aggregate amounts receivable from/and payable to wholly owned controlled entities by the Company at balance date were:

                                          2004               2003
                                          $'000              $'000
Receivables - non-current (1)            32,963             56,092
Less: Provision against receivables      (5,041)           (36,038)
                                         ------            -------
                                         27,922             20,054
                                         ------            -------
Payables - non-current (1)               14,959              7,618
                                         ------            -------

      At 31 December 2004, the Company had provided against various loans to wholly owned Australian-controlled entities (see Note 9).

      (1) Loans to/(from) wholly controlled entities include unsecured and non-interest bearing loans which have no set maturity date. The Company extends interest-bearing loans to its wholly owned US subsidiary, Petsec (USA) Inc. and currently charges interest rates of 3.36% (2003: 2.62%) on USD denominated loans and 6.96% (2003:
            nil) on AUD denominated loans.

PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2004

30.   NOTES TO THE STATEMENTS OF CASH FLOWS

(a)   RECONCILIATION OF CASH

      For the purposes of the statements of cash flows, cash includes cash-on-hand and at bank and short-term deposits at call with banks or cash management trusts.

      Cash as at the end of the financial year as shown in the statements of cash flows is reconciled to the related items in the balance sheets as follows:

                                                                                CONSOLIDATED             THE COMPANY
                                                                              2004        2003        2004        2003
                                                                             $'000       $'000       $'000       $'000
       Cash assets                                                           12,227      16,770       3,280      11,349
                                                                             ------      ------      ------      ------
(b)    RECONCILIATION OF PROFIT/(LOSS) FROM
       ORDINARY ACTIVITIES AFTER INCOME TAX TO NET
       CASH PROVIDED BY/(USED IN) OPERATING ACTIVITIES

       Profit/(loss) from ordinary activities after income tax               15,823      22,714      31,998      (5,537)

       ADD/(LESS) ITEMS CLASSIFIED AS INVESTING OR FINANCING ACTIVITIES:

       (Profit)/loss from sale of P,P&E                                          (3)          -           -           -
       Distribution from bankruptcy trustee                                       -        (126)          -         (95)
       Major maintenance expense                                                806           -           -           -

       ADD/(LESS) NON-CASH ITEMS:
       Reversal of deferred income tax liability relating to unrealised
       foreign exchange gains                                                     -      (1,047)          -      (1,047)
       Provision for:
       - employee benefits                                                        6         155           6         155
       - writedown against loans and investments in controlled entities           -           -     (34,921)          -
       Write-off of exploration expenditure - dry-holes, impairments &
       abandonments                                                           1,544         164           -           -
       Depreciation, depletion & amortisation and reclamation                17,138      10,062          36          32
       Unrealised foreign exchange losses                                         -           -         883       4,878
                                                                             ------      ------      ------      ------
       NET CASH PROVIDED BY/(USED IN) OPERATING ACTIVITIES BEFORE
       CHANGES IN ASSETS AND LIABILITIES                                     35,314      31,922      (1,998)     (1,614)

       (Increase)/decrease in trade, other debtors and prepayments           (7,119)     (6,985)       (404)       (244)
       (Increase)/decrease in deferred tax assets                               504        (417)        163         (33)
       (Decrease)/increase in trade creditors and accruals                    2,282       3,460         (12)         (1)
       (Decrease)/increase in deferred tax liabilities                          (15)       (453)        (15)       (453)
                                                                             ------      ------      ------      ------
       NET CASH PROVIDED BY/(USED IN) OPERATING ACTIVITIES                   30,966      27,527      (2,266)     (2,345)
                                                                             ------      ------      ------      ------

PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2004

31.   EVENTS SUBSEQUENT TO BALANCE DATE
      INTERNATIONAL FINANCIAL REPORTING STANDARDS

      For reporting periods beginning on or after 1 January 2005, the consolidated entity must comply with International Financial Reporting Standards (IFRS) as issued by the Australian Accounting Standards Board.

      The financial report has been prepared in accordance with Australian Accounting Standards and other financial reporting requirements (Australian GAAP). The differences between Australian GAAP and Australian equivalents to International Financial Reporting Standards (AIFRS) identified to date as potentially having a significant effect on the consolidated entity's financial performance and financial position are summarised below. The summary should not be taken as an exhaustive list of all the differences between current Australian GAAP and AIFRS. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

      The consolidated entity has not quantified the effects of the differences discussed below. Accordingly, there can be no assurances that the financial performance and financial position as disclosed in this financial report would not be significantly different if determined in accordance with IFRS.

      The key potential implications of the conversion to IFRS on the consolidated entity are as follows:

             - impairment of assets will be determined on a discounted basis, with strict tests for determining whether cash-generating operations have been impaired

             - income tax will be calculated based on the "balance sheet" approach, which will result in more deferred tax assets and liabilities and, as tax effects follow the underlying transaction, some tax effects will be recognised in equity

             - equity-based compensation in the form of shares and options will be recognised as expenses in the periods during which the employee provides related services

             - the consolidated entity conducts most of its transactions and reports internally in US dollars (USD). While no decision has yet been made, it is possible that the consolidated entity will consider USD to be its functional currency

             - financial instruments must be recognised in the statement of financial position and all derivatives and most financial assets must be carried at fair value

             - changes in accounting policies will be recognised by restating comparatives rather than making current year adjustments with note disclosure of prior year effects.

             - the consolidated entity will consider taking advantage of the election of AASB 1 and reset the balance of the foreign currency translation reserve to $Nil, adjusted against retained earnings.

      AASB 6 "Exploration for and Evaluation of Mineral Resources" permits the area of interest method of accounting to continue for exploration and evaluation expenditure and thus AASB 6 should provide outcomes consistent with those under the existing standard AASB 1022 "Accounting for the Extractive Industries" in accounting for the initial recognition of exploration and evaluation assets. AASB 6 also requires the inclusion of the cost of restoration and rehabilitation obligations in capitalised exploration and evaluation expenditure at initial recognition, while the current accounting policy recognises restoration and rehabilitation obligations as expenses progressively on the basis of physical depletion of each area of interest. The provisions are required to be measured as the present value of the estimated future obligation under AASB 137 "Provisions, Contingent Liabilities and Contingent Assets", which may potentially differ to the value recognised under the current accounting policy.

PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES

                              DIRECTORS DECLARATION

1.    In the opinion of the directors of Petsec Energy Ltd ("the company"):

(a) the financial statements and notes, set out on pages 7 to 48 are in accordance with the Corporations Act 2001 (Cth), including:

      (i) giving a true and fair view of the financial position of the company and consolidated entity as at 31 December 2004 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

      (ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

2. There are reasonable grounds to believe that the company and the subsidiaries identified in Note 22 will be able to meet any obligations or liabilities to which they are or may become subject by virtue of the Deed of Indemnity between the company and those subsidiaries pursuant to Australian Securities and Investments Commission Class Order 98/1418.

Signed in accordance with a resolution of the directors:

/T.N. Fern

T.N. FERN
Director
Sydney, 23 February 2005

INDEPENDENT AUDIT REPORT TO MEMBERS OF PETSEC ENERGY LTD

SCOPE

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Petsec Energy Ltd (the "Company") and Petsec Energy Group (the "Consolidated Entity"), for the year ended 31 December 2004. The Consolidated Entity comprises both the company and the entities it controlled during that year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the Consolidated Entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

o examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and

o assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

INDEPENDENCE

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

AUDIT OPINION

In our opinion, the financial report of Petsec Energy Ltd is in accordance with:

a)       the Corporations Act 2001, including:

         i. giving a true and fair view of the Company's and Consolidated Entity's financial position as at 31 December 2004 and of their performance for the financial year ended on that date; and;

         ii. complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b)       other mandatory financial reporting requirements in Australia.


/s/ KPMG          /s/ Nicola Davis

KPMG              Nicola Davis
                  Partner

Sydney
23 February 2005

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Petsec Energy Ltd

Date: March 7, 2005                      By: Mrs Fiona A. Robertson

                                         /F.A. Robertson

                                         Fiona A. Robertson
                                         Chief Financial Officer

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